Exhibit 99.1

RICHMONT MINES INC.

2010 ANNUAL REPORT

TSX/NYSE AMEX: RIC

www.richmont-mines.com

TABLE OF CONTENTS

Message to Shareholders	3

Management’s Discussion and Analysis	5

Table of Reserves and Resources	44

Definition of Reserves and Resources	45

Management’s Report	46

Management’s Report on Internal Control over Financial Reporting	47

Independent Auditor’s Report	48

Consolidated Statements of Earnings	50

Consolidated Statements Comprehensive Income Retained Earnings and Accumulated Other Comprehensive Income	51

Consolidated Balance Sheets	52

Consolidated Statements of Cash Flow	53

Notes to Consolidated Financial Statements	54

Board of Directors and Officers	76

General Information	76

MESSAGE TO SHAREHOLDERS

Dear shareholders,

2010 was a very productive year for Richmont Mines, and our achievements and successes throughout 2010 are a confirmation of the continued dedication and hard work of our employees. Operationally, we were very pleased with the performance of our two producing mines (Beaufor Mine in Quebec and Island Gold Mine in Ontario) during the year. Higher tonnage levels and improved gold recovery rates from both mines contributed to increases of 18% and 7% in the number of gold ounces sold from the Island Gold Mine and Beaufor Mine, respectively. As a result, Richmont sold 68,123 ounces of gold in 2010, a notable 14% increase over the 59,733 ounces of gold sold in 2009, and 5% above our objective of 65,000 gold ounces for the year. Development work at our third mine (Francoeur Mine in Quebec) also progressed well in 2010. We completed the dewatering phase in June and began underground development efforts shortly thereafter. As of December 31, 2010, a total of 1,239 metres of underground development had been completed, and we continue to target mid-2011 for beginning commercial production at Francoeur.

We were also very proactive on the exploration front in 2010. We began a 10,000 metre surface drilling campaign on our Wasamac property in May, and after obtaining favourable results, we extended the 2010 campaign to 20,000 metres. Our objective with this exploration program was to reassess this property’s existing resource base using a lower cut-off grade, to evaluate the feasibility of an underground bulk mining operation. To date, drill results have been positive, and have reinforced the Company’s commitment to the property, a fact supported by this property’s updated resource estimate of 411,073 Au ounces of Measured and Indicated Resources and 1,007,875 Au ounces of Inferred Resources. Richmont’s management team believes that Wasamac has the potential to significantly contribute to our future growth, and we are looking forward to gaining further insight about this asset from the 35,000 metres of drilling that are planned in 2011. Also on the exploration front, we announced plans for a 5,500 metre drilling campaign on our Monique property with the goal of determining the feasibility for a small open pit operation. We expect preliminary results from this campaign during the second quarter of 2011.

Last but certainly not least, we accomplished several important transactions at the corporate level in 2010 that have well-positioned Richmont for future growth. In mid-June, we completed an equity financing through which we issued 3.3 million common shares and raised gross proceeds of $16.5 million. These funds will be used for development work at the Francoeur Mine and for general corporate purposes. On the acquisition front, we successfully consolidated our ownership of Louvem Mines Inc. (“Louvem”) in June 2010 by acquiring the outstanding 30% of Louvem shares that we did not previously own. This acquisition merged Louvem’s exploration property portfolio with that of Richmont, increased the Company’s interest in the Beaufor Mine to 100%, and also streamlined our internal operations. In a similar vein, we entered into an option agreement with SOQUEM in December 2010 that will expand Richmont’s ownership of the Monique property from 81% to 100% through the acquisition of SOQUEM’s residual 19% share, giving us greater flexibility and control over the future development of this promising asset.

Looking to 2011, our focus is mainly fourfold. Firstly, we are focused on reducing cash costs at our producing mines, all the while ensuring that they operate as efficiently and effectively as possible so that they may fully contribute to our production target of 80,000 to 85,000 ounces of gold in 2011. Secondly, we are committed to starting commercial production at the Francoeur Mine in mid-2011, and have dedicated the necessary personnel and capital to ensure that this objective is achieved. Thirdly, we are planning an extensive exploration program on our existing mine sites and also on our exploration properties. Growing the Company’s production profile and reserve base is a top priority for Richmont’s management team, and the Company’s large property portfolio has great potential. To complement these efforts, management will continue to be proactive in identifying and evaluating outside sources for growth, which brings me to our fourth focus in 2011, namely completing an acquisition and/or strategic partnership. Richmont’s objective is to become an intermediate gold producer, and while our existing property portfolio shows great promise, some of this growth will likely come from external sources.

We are pleased with the progress that we made in 2010, both operationally and at the corporate level. Nonetheless, work remains to be done, and Richmont management is focused not only on ensuring that our existing operations, development projects and exploration properties reach their full potential, but also that external opportunities for growth are actively sought out, evaluated and acted upon when a strategic benefit exists.

Richmont Mines Inc. | 2010 Annual Report	3

MESSAGE TO SHAREHOLDERS

The Company is in a solid financial position, with no long-term debt, no gold or currency hedging and $40 million of cash. Consequently, we are in a strong position going into 2011 and we are able to pursue outside opportunities and further develop our existing properties at the same time. At the heart of Richmont’s strategy to transform itself from a junior mining company into an intermediate gold producer are our employees, as their continued hard work and dedication are the foundations for Richmont’s successes – both past and future. Similarly, the wealth of experience and knowledge of Board of Directors is greatly valued by management team, and their support of the Company’s strategy will remain a driving factor behind Richmont’s future accomplishments.

We are enthusiastic about the numerous opportunities ahead, the growth momentum we have established and the untapped potential of our properties. We hope you share in our confidence regarding the course we have set, and appreciate your continued interest and investment in Richmont.

With kind regards,

/s/ Martin Rivard
Martin Rivard
President and Chief Executive Officer

February 25, 2011

Richmont Mines Inc. | 2010 Annual Report	4

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

This MD&A is intended to help the reader understand Richmont Mines Inc. (“Richmont Mines”, “Richmont” or “the Company”), our strategy, our operations, our financial performance and the business environment in which we operate and anticipate. The financial information presented herein is established in accordance with Canadian generally accepted accounting principles (GAAP), which are the same as those used in the presentation of the financial statements for the year ended December 31, 2010. The currency used in this discussion is the Canadian dollar, except where otherwise stated. This report supplements and complements our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2010. The data on production are given in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained from the websites of SEDAR (www.sedar.com) and the Company itself (www.richmont-mines.com). The following text contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 43.

THE COMPANY’S BUSINESS ACTIVITIES, STRATEGY AND OBJECTIVES

Our Business. Founded in the early 1980’s, Richmont Mines is headquartered in Rouyn-Noranda, Quebec, Canada. The Company has operated 6 underground gold mines in Quebec, Ontario and Newfoundland over the years, and has produced in excess of 1,200,000 ounces of gold from these operations since beginning production in 1991. Richmont currently operates two gold mines (Beaufor Mine in Quebec and Island Gold Mine in Ontario), is developing a third mine (Francoeur Mine in Quebec) with the objective of beginning production in mid-2011, and is actively drilling on several of the Company’s numerous exploration properties to ensure the future growth of the Company.

Vision and Strategy. Richmont is focused on increasing annual gold production to 200,000 ounces, and building a reserve base of 1,000,000 ounces of gold. The cost-effective development of our mining assets, both current and future, has always been at the heart of Richmont’s success over the years, and remains a top priority for the Company. Consequently, management is committed to generating positive cash flow, thus enabling us to fund the majority of our organic growth from within. In addition, the Richmont management team continues to identify and evaluate promising acquisition targets, development opportunities and potential partnerships, in order to expand our pipeline of projects, grow our reserve base and increase our production rates.

Forecasted 2011 production. The Company is expecting annual gold production of between 80,000 and 85,000 ounces in 2011, reflecting forecasted production of 45,000 to 50,000 ounces from the Island Gold Mine, 20,000 to 25,000 ounces from the Beaufor Mine, and 15,000 ounces from the Francoeur Mine, of which 5,000 ounces will be produced prior to the start of commercial production, expected in mid-2011. The sale of these ounces will therefore offset capital expenditures associated with bringing the Francoeur Mine back on-line, and will not be recognized as revenue for the Company.

Experienced Management Team. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Spearheading these initiatives is the Richmont management team, which has earned a reputation for expertise in the cost-effective recovery of gold from underground mines. On an individual basis, our executive team has years of experience in the gold industry, either with Richmont or other larger gold producers.

2010 FINANCIAL AND OPERATIONAL HIGHLIGHTS

  2010 revenues increased 26% to $90.8 million;

  Gold sales of 68,123 ounces in 2010 were 14% above gold sales of 59,733 ounces in 2009, and were 5% above management’s forecast;

  Average sales price per ounce of gold was US$1,243 in 2010, 28% above the previous year’s US$969;

  Wasamac property resource base expanded significantly to 411,073 Au ounces of Measured and Indicated Resources and 1,007,875 Au ounces of Inferred Resources;

  Proven and Probable Reserves at December 31, 2010 were 366,944 ounces of gold versus 445,471 ounces of gold at the end of 2009;

  Strong balance sheet: cash balance at December 31, 2010 was $40.0 million, with no long-term debt and no gold hedging contracts.

Richmont Mines Inc. | 2010 Annual Report	5

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

2010 Production Exceeds Forecast. Gold sales totalled 68,123 ounces in 2010, a notable 14% increase over the 59,733 ounces sold in 2009, and 5% above the Company’s forecasted 65,000 ounces of gold. On a segmented basis, the Island Gold Mine contributed 45,865 ounces, up 18% over this mine’s 38,879 ounces of gold sold in 2009, and the Beaufor Mine contributed 22,258 ounces, a 7% increase over the 20,854 ounces of gold sold from this mine in 2009.

Revenues. Revenue for fiscal 2010 was $90.8 million, a notable 26% improvement over revenue of $71.9 million in 2009. Net income for the year was $9.0 million, or $0.31 per share, well above last year’s $0.3 million, or $0.01 per share. Total annual precious metal revenue increased 32% year-over-year in 2010 to $87.2 million, reflecting a 14% increase in the number of gold ounces sold and a higher average gold sales price realized in Canadian dollars. More precisely, 68,123 ounces of gold were sold in 2010 at an average price of US$1,243 (CAN$1,280) per ounce, versus gold sales of 59,733 ounces in 2009 at an average price of US$969 (CAN$1,107) per ounce. In 2008, total revenue was $70.6 million and net income was $1.6 million or $0.07 per share. A total of 70,945 ounces of gold were sold in 2008 at an average price of US$876 (CAN$934) per ounce.

Operating Costs. Including royalties, operating costs increased 13% year-over-year in 2010 to $56.6 million, reflecting a 19% increase in processed tonnage from the Island Gold Mine and a 3% increase in processed tonnage from the Beaufor Mine. The average cash cost of production was US$808 (CAN$832) per ounce in 2010, versus US$737 (CAN$842) per ounce in 2009, a $10 per ounce cost reduction in the Company’s reporting currency, Canadian dollars. In 2008, operating costs including royalties were $44.6 million, while the average production cash cost for the year was US$590 (CAN$629) per ounce.

Review of Operations. Richmont currently produces gold at the Island Gold Mine in Ontario and at the Beaufor Mine in Quebec. As of December 31, 2010, the Island Gold Mine had Proven and Probable Reserves of 818,066 tonnes of ore at a grade of 6.13 g/t, for 161,197 ounces of gold. The Beaufor Mine had Proven and Probable Reserves of 283,038 tonnes at 7.58 g/t, for 68,998 ounces of gold.

Island Gold Mine made good progress in 2010. Following the capacity expansion at the mill at the end of third quarter of 2010, when a 6 foot by 8 foot ball mill was replaced with a larger capacity 9 foot by 11 foot ball mill, average production levels reached 715 tonnes per day in the last quarter of the year, in spite of the mill being shut down for 5 days in December for planned maintenance, and metallurgical recovery rates increased to 96.51% in the fourth quarter of 2010 versus 94.98% for the first nine months of the year. Recovered grades improved notably in the fourth quarter to 6.49 g/t Au from 5.24 g/t Au in the year ago period, as adjustments to our mine plan began to take root. However, recovered grades were essentially unchanged at 5.68 g/t Au in 2010, versus 5.71 g/t Au in 2009, due primarily to lower than expected grades in long-hole stopes in the first half of the year. Going forward, the Company expects to achieve higher average mill throughput at Island Gold which, when combined with a stabilization in recovered grades, should enable this mine to achieve its targeted production rate of 45,000 to 50,000 ounces of gold in 2011.

The Beaufor Mine, which has been in commercial production since 1996, generated good results in 2010, with tonnage levels and recovered grades both up 3% year-over-year. Cash costs at this mine, however, increased to US$866 (CAN$891) in 2010 from US$740 (CAN$845) in 2009, due primarily to higher milling costs and lower recovered grades in the first nine months of the year as a result of the greater amount of development necessary to access the ore zones in this timeframe. Exploration drilling on this property in 2010 contributed to an increase in Proven and Probable Reserves to 68,998 gold ounces at December 31, 2010, versus 44,637 gold ounces at year-end 2009. Drilling efforts in 2011 will focus on expanding and advancing the potential of several near-surface zones located to the west of the existing mine infrastructure, and other previously identified areas of interest on the Beaufor property. Richmont remains committed to Beaufor, and is optimistic about the future of this asset.

Richmont Mines Inc. | 2010 Annual Report	6

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Project Pipeline. Richmont Mines is committed to building and maintaining a pipeline of projects that will enable the Company to attain an annual production objective of 200,000 ounces of gold, with future production supported by a reserve base of 1,000,000 ounces of gold.

The past-producing Francoeur Mine is on schedule to be re-opened in mid-2011, with an annual estimated production rate of 35,000 gold ounces over an initial four year mine life. The dewatering phase was completed at the end of June 2010, and drift excavation and underground mine preparation work began shortly thereafter. At the end of 2010, a total of 1,239 metres of underground development had been completed, surface infrastructure had been re-commissioned, and the preparation of underground installations required for commercial production continues to be completed as development progresses. Definition drilling began in November 2010, and as of year-end 2010, a total of 1,663 metres had been completed.

Richmont continued to be very proactive in its efforts to generate returns from its existing exploration properties throughout 2010. To this end, a 20,000 metre drilling campaign was completed on the Wasamac property, a key asset in Richmont’s portfolio, a 5,500 metre program was announced for the promising Monique Property, and approximately 7,500 metres of early stage exploration drilling were completed on the Cripple Creek property, located west of the Timmins Gold Camp in Ontario. The Company is planning a very active exploration program in 2011, and is very optimistic about the possibilities and long-term potential of these assets.

To complement these efforts, Richmont management is also focused on ensuring that external merger and acquisition opportunities are actively sought out, evaluated and acted upon when a strategic benefit exists.

2011 Corporate Exploration and Definition Drilling Plan and Budget. The Company plans to complete a total of 90,500 metres of exploration drilling during 2011 with a total approximate budget of $12 million. On a property-by-property basis, the breakdown is as follows: 23,000 metres at Island Gold, 19,000 metres at Beaufor, 8,000 metres at Francoeur, 35,000 metres at Wasamac and 5,500 metres at Monique. An additional 44,400 metres of definition drilling are planned during 2011, with an estimated total cost of $3.2 million. The breakdown of this drilling is as follows: 15,000 metres at Island Gold, 11,000 metres at Beaufor, and 18,400 metres at Francoeur.

Richmont Mines Inc. | 2010 Annual Report	7

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

PRINCIPAL FINANCIAL DATA[1]
	2010	2009	2008

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	1,225	972	872
Average selling price (US$)	1,243	969	876
Average selling price (CAN$)	1,280	1,107	934
Average exchange rate (US$/CAN$)	1.0299	1.1420	1.0660
Ounces of gold sold	68,123	59,733	70,945
Average cash cost (US$/ounce)[2]	808	737	590
Average cash cost (CAN$/ounce)[2]	832	842	629

KEY FINANCIAL DATA (in thousands of $)
Revenue	90,781	71,884	70,591
Net earnings	9,011	336	1,635
Cash flow from operations	18,499	2,967	12,117
Investment in property, plant and equipment	16,774	8,012	5,193
Cash, cash equivalents and shares of publicly-traded companies	41,341	21,880	26,142
Total assets	117,646	85,230	82,881
Shareholders’ equity	96,851	69,961	69,042

Proven and Probable Reserves as at December 31 (ounces)	366,944	445,471	358,861
Shares outstanding as at December 31 (thousands)	31,230	26,104	26,113

KEY PER SHARE DATA
Stock price (at closing)
US$ (NYSE Amex)	5.11	3.75	1.72
CAN$ (TSX)	5.11	3.92	2.08
NUMBER OF EMPLOYEES AS AT DECEMBER 31	407	343	312
[1]

Throughout this document, the Company uses performance indicators that are not defined according to Canadian generally accepted accounting principles (GAAP), such as the total cash cost of production per ounce sold for each of the Company's properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by GAAP. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with GAAP, to evaluate the Company's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with GAAP.

[2]	The cash cost includes operating costs and royalties.

THE GOLD MARKET

The gold market remained very strong in 2010 as the average price rose to approximately US$1,225 per ounce from an average price of US$972 in 2009, and US$872 in 2008. Gold started 2010 on a strong foot, with the annual low of US$1,058 occurring in the beginning of February 2010, a level that was 9% above the 2009 average price per ounce of US$972. Gold continued to climb progressively throughout the year, reaching a high of US$1,421 in the month of November 2010 and ended the year with the highest month average price of US$1,391 in December 2010.

Average Annual Gold Price (London PM Fix)

	2010	2009	2008	2007	2006

Average annual gold price (in US$)	1,225	972	872	695	604
Source: Kitco

Richmont Mines Inc. | 2010 Annual Report	8

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The main factors that are expected to continue to have a positive influence on the future price of gold include:

  Increased demand for gold ETF;

  Non-hedging and less aggressive hedging policies of producers;

  Demand levels that exceed the industry’s annual production;

  A lack of confidence in the world’s equity markets;

  Ongoing geopolitical instability.

Several analysts anticipate that these conditions will be sustained in the years to come and that the price of gold will continue to climb.

EXCHANGE RATES

The U.S. dollar continued its overall weakness against the Canadian dollar throughout 2010 as the effects of the global economic crisis continued to have repercussions on the U.S. economy. The U.S. dollar started the year relatively weak, but moved upward to reach an annual high of CAN$1.0848 at the end of May. However the U.S. dollar then began a downward trend, and reached its annual low of CAN$0.9931 at the end of December 2010. On an annualised basis, the value of the U.S. dollar versus the Canadian dollar declined year-over-year to an average of CAN$1.0299 in 2010, from an average of CAN$1.1420 in 2009 and CAN$1.0660 in 2008.

The Company presents per ounce data in U.S. dollars, and estimates an annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to reflect the actual year-to-date rate through the end of the quarter. This readjusted rate is then used to report both year-to-date and quarterly financial results.

NET EARNINGS

(in thousands of $, except per share amounts)	2010	2009	2008
	$	$	$

Net earnings	9,011	336	1,635

Net earnings per share basic and diluted	0.31	0.01	0.07

Net earnings in 2010 were $9.0 million, or $0.31 per share, compared with net earnings of $0.3 million, or $0.01 per share in 2009, reflecting a 16% increase in the selling price per ounce in Canadian dollars, and a 14% increase in ounces of gold sold. Somewhat mitigating the effect of these improvements were higher depreciation and depletion expenses combined with higher mining and income taxes and higher operating costs, which stemmed from a 14% increase in the number of tonnes processed during the year at the Island Gold and Beaufor mines.

Net earnings in 2009 were $0.3 million, or $0.01 per share, compared with net earnings of $1.6 million, or $0.07 per share in 2008, as a 19% increase in the selling price per ounce in Canadian dollars mitigate a 16% decrease in ounces of gold sold. Conversely, lower exploration and project evaluation costs combined with decreased non-controlling interests did not offset higher mining and income taxes and operating costs, which stemmed from a combination of a 13% increase in the number of tonnes being processed and lower recovered grades at both operating mines.

Richmont Mines Inc. | 2010 Annual Report	9

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVENUE
(in thousands of $, except ounces sold data)	2010	2009	2008
	$	$	$

Precious metals	87,182	66,151	66,237
Other	3,599	5,733	4,354

	90,781	71,884	70,591

Ounces sold	68,123	59,733	70,945

Total annual precious metal revenue rose 32% in 2010 to $87.2 million from $66.2 million in 2009, driven by a 16% increase in the average gold sales price realized in Canadian dollars and a 14% increase in the number of ounces of gold sold. For the full year, 68,123 ounces of gold were sold at an average price of US$1,243 (CAN$1,280) per ounce, versus gold sales of 59,733 ounces in 2009 at an average price of US$969 (CAN$1,107) per ounce. The number of ounces of gold sold from the Island Gold Mine increased 18% over 2009 levels, as 45,865 ounces of gold were sold at an average price of US$1,238 (CAN$1,275) per ounce in 2010, compared with 38,879 ounces of gold sold at an average price of US$967 (CAN$1,104) per ounce in 2009. The Beaufor Mine sold 22,258 ounces of gold at an average price of US$1,253 (CAN$1,290) per ounce in 2010, a notable improvement over gold sales of 20,854 ounces in 2009 at an average price of US$975 (CAN$1,113) per ounce.

Precious metal revenue was flat at $66.2 million in 2009 compared with 2008, as a 19% increase in the average gold sales price realized in Canadian dollars offset a 16% decrease in the number of ounces of gold sold. For the full year, 59,733 ounces of gold were sold at an average price of US$969 (CAN$1,107) per ounce, versus gold sales of 70,945 ounces in 2008 at an average price of US$876 (CAN$934) per ounce. The number of ounces of gold sold from the Island Gold Mine remained constant compared to 2008, as 38,879 ounces of gold were sold at an average price of US$967 (CAN$1,104) per ounce compared with 38,037 ounces of gold sold at an average price of US$867 (CAN$924) per ounce in 2008. The Beaufor Mine sold 20,854 ounces of gold at an average price of US$975 (CAN$1,113) per ounce in 2009, versus 32,908 ounces of gold sold at an average price of US$886 (CAN$944) per ounce in 2008.

Other revenue totalled $3.6 million in 2010, down 37% compared with 2009 results, primarily reflecting lower custom milling revenue at the Camflo Mill. In 2010, Richmont processed 82,939 tonnes of custom milling ore at the Camflo Mill, half of the number of tonnes of custom milling ore processed in 2009. Other revenue of $5.7 million in 2009 increased 32% compared with 2008 levels, a result of higher custom milling revenue at the Camflo Mill offset by lower interest revenue. In 2009,

Richmont Mines Inc. | 2010 Annual Report	10

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Richmont processed 165,788 tonnes of custom milling ore at the Camflo Mill, more than double the number of tonnes of custom milling ore that were processed in 2008, which were 74,703 tonnes.

OPERATING COSTS1

(in thousands of $)	2010	2009	2008
	$	$	$

Island Gold Mine	36,811	32,692	26,727
Beaufor Mine	19,829	17,622	17,862

	56,640	50,314	44,589
[1]	Including expenses from royalties.

Operating costs, including royalties, totalled $56.6 million in 2010, up 13% over the 2009 levels of $50.3 million. This increase is attributable to higher level of tonnages processed from both the Island Gold and Beaufor mines. A total of 356,182 tonnes were processed in 2010, a 14% increase over the 313,366 tonnes that were processed in 2009. On a segmented basis, 2010 operating costs rose 13% year-over-year at the Island Gold Mine to $36.8 million reflecting higher tonnage, while operating costs at the Beaufor Mine increased a similar 13% in 2010 to $19.8 million, from $17.6 million in 2009, which stemmed from a higher cost per tonne produced. The average cash cost of production in 2010 was US$808 (CAN$832) versus US$737 (CAN$842) in 2009. While costs were up year-over-year in U.S. dollar terms, they declined by $10 in the Company’s operating currency, the Canadian dollar, a reflection of higher tonnage and improved grades.

In 2009, operating costs, including royalties, increased 13% compared with $44.6 million in 2008, as the cost of processing a higher level of tonnage from Island Gold more than offset the lower cost level associated with a decrease in the tonnage processed from Beaufor. A total of 313,366 tonnes of ore were processed in 2009, up 13% over the 276,994 tonnes in 2008. On a segmented basis, operating costs for Island Gold increased 22% to $32.7 million in 2009, while operating costs at Beaufor declined slightly year-over-year to $17.6 million. The average cash cost of production increased to US$737 (CAN$842) per ounce in 2009, from US$590 (CAN$629) per ounce in 2008, primarily a reflection of the lower recovered grades at both operating mines.

The amount of royalties paid out in 2010 increased to $2.1 million in 2010 from $1.6 million in 2009, with the increase primarily attributable to higher production levels and the higher average gold price. The Company pays a 3% net smelter return (NSR) royalty on gold production at the Island Gold Mine, and royalties of $30 per ounce on 50% of the ounces produced from the Beaufor Mine. Royalties paid out in 2009 declined slightly to $1.56 million, from $1.59 million in 2008, reflecting lower year-over-year annual production.

INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT

(in thousands of $)	2010	2009	2008
	$	$	$

Island Gold Mine	4,650	4,318	3,079
Beaufor Mine	2,462	1,092	127
Francoeur Mine	9,144	1,976	-
Other	518	626	1,987

	16,774	8,012	5,193

Richmont Mines Inc. | 2010 Annual Report	11

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Richmont invested $4.7 million in capital expenditures at the Island Gold Mine in 2010, a reflection of ongoing development costs, refurbishing and acquisition of equipment. The Company spent an additional $2.5 million in capital expenditures at the Beaufor Mine in 2010, up from $1.1 million in 2009, with the year-over-year increase largely attributable to the cost associated with the excavation of a new safety exit from the mine’s underground operations.

Capital expenditures at the Francoeur Mine totalled $9.1 million in 2010, up from $2.0 million in 2009, reflecting higher development costs associated with transitioning this mine into commercial production by mid-2011. Dewatering of the mine’s 17 levels was completed at the end of June 2010, and underground development work to reach the targeted West Zone began shortly thereafter. As of the end of 2010, a total of 1,239 metres of development had been completed. Surface infrastructure has been re-commissioned, installation of additional underground electrical infrastructure required for commercial production is being done in conjunction with the development work, and definition drilling began in November 2010. Specifically, a total of 1,663 metres of definition drilling were completed over the November and December 2010 period. Recruitment efforts for the mine are progressing well, with 74 employees in place at year-end 2010. The Company expects to be able to attract the needed additional qualified personnel, as the mine is located just 25 km southwest of Rouyn-Noranda, Quebec, in the heart of the Abitibi Gold Belt.

As of December 31, 2010, the Francoeur Mine had total estimated Probable reserves of 615,664 tonnes grading 6.91 g/t for 136,749 gold ounces, unchanged from year-end 2009 and similarly unchanged from results detailed in the Amended 43-101 compliant technical report, filed on SEDAR on May 19, 2010. Indicated Resources of 76,449 grading 7.54 g/t for 18,541 gold ounces and Inferred Resources of 202,250 tonnes grading 5.95 g/t for 38,706 gold ounces for the Francoeur Mine also remained unchanged from previously published levels. The mine is scheduled to begin production in mid-2011, with an annual estimated production rate of 35,000 ounces of gold for an initial mine life of four years.

An additional $0.5 million was invested at the Camflo Mill and other corporate installations in 2010, bringing the Company’s total investment in property, plant and equipment to $16.8 million for the year. In 2009, capital expenditure totalled $8.0 million, above the 2008 level of $5.2 million, primarily as a result of costs incurred at the Francoeur Mine for the re-commissioning of surface infrastructure and dewatering of the underground installations.

Richmont Mines Inc. | 2010 Annual Report	12

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF OPERATIONS

Island Gold Mine1

	2010	2009	2008

Tonnes	251,237	211,773	161,320
Head grade (g/t)	5.95	6.04	7.65
Gold recovery (%)	95.49	94.52	95.83
Recovered grade (g/t)	5.68	5.71	7.33
Ounces sold	45,865	38,879	38,037
Cash cost per ounce (US$)	780	736	659

Investment in property, plant and equipment (thousands of CAN$)	4,650	4,318	3,079
Exploration expenses (thousands of CAN$)	4,561	3,136	2,293

Deferred development metres	2,478	1,576	605

Diamond drilling (metres)
Definition	2,912	13,604	14,764
Exploration	54,438	18,936	1,901
[1]

Prior to its acquisition of Patricia Mining in December 2008, which held a 45% interest in the Island Gold Project, Richmont Mines reported 100% of the consolidated results of the Island Gold Mine in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). Richmont held a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses differed from the percentage that it owned, the Company was therefore considered the primary beneficiary of the VIE.

For the year ended December 31, 2010, 251,237 tonnes of ore were processed at the Island Gold Mine at an average recovered grade of 5.68 g/t, and 45,865 ounces of gold were sold at an average price of US$1,238 (CAN$1,275) per ounce. This compared to 211,773 tonnes of ore at an average recovered grade of 5.71 g/t, and gold sales of 38,879 ounces at an average price of US$967 (CAN$1,104) in 2009, and 161,320 tonnes at a recovered grade of 7.33 g/t, and gold sales of 38,037 ounces at an average price of US$867 (CAN$924) per ounce in 2008. In 2010, cash costs per ounce at Island Gold were US$780 (CAN$803) versus US$736 (CAN$841) in 2009, a 5% decrease in Canadian dollar terms, reflecting improvement in tonnage and gold recovery rate. 2009 cash costs at Island Gold were higher than US$659 (CAN$703) in 2008, primarily a reflection of higher dilution, particularly in the first half of 2009, and a greater amount of development ore being processed, which lowered the average recovered grade in the year.

Proven and Probable Reserves at the Island Gold Mine were estimated at 818,066 tonnes of ore at a grade of 6.13 g/t, for 161,197 ounces of gold at December 31, 2010, compared with 927,143 tonnes of ore at a grade of 8.86 g/t, for 264,085 ounces of gold at December 31, 2009. The decline in the reserve base in 2010 was mainly attributable to three factors: (1) 12 months of production at the mine, (2) results from definition drilling in 2010 that lowered Probable Reserve estimates in the Lochalsh Zone, and (3) reconciliation calculations between actual production and reserve estimates, due to lower than anticipated amounts of gold being recovered from several blocks as a result of more variable gold distribution in the alteration zone. While exploration efforts in 2010 did not increase this mine’s reserve base, drilling in 2010 did garner favourable results at depth, between -400 and -900 metres of elevation, which confirmed the extension of the Island Gold mineralized zones at depth over a lateral distance of more than 1 km.

Estimated Measured and Indicated Resources at the Island Gold Mine increased to 188,511 gold ounces at December 31, 2010, versus 154,813 gold ounces at December 31, 2009, as definition drilling efforts throughout the year enabled the Company to successfully convert Inferred Resources to Measured and Indicated Resources. This fact is similarly reflected in the decline in estimated Inferred Resources at December 31, 2010 to 138,732 gold ounces, versus 199,569 gold ounces at the end of December 2009. A total of 38,000 metres of drilling are planned for the Island Gold Mine property in 2011, of which 30,000 metres will be underground exploration and definition drilling and the outstanding 8,000 metres will be surface exploration drilling. A primary focus in 2011 will be to better define the gold resource potential at depth.

Richmont Mines Inc. | 2010 Annual Report	13

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Beaufor Mine

	2010	2009	2008

Tonnes	104,945	101,593	115,674
Head grade (g/t)	6.72	6.52	9.00
Gold recovery (%)	98.19	97.90	98.31
Recovered grade (g/t)	6.60	6.38	8.85
Ounces sold	22,258	20,854	32,908
Cash cost per ounce (US$)	866	740	509

Investment in property, plant and equipment (thousands of CAN$)	2,462	1,092	127
Exploration expenses (thousands of CAN$)	2,584	3,006	2,921

Deferred development metres	1,350	913	-
Diamond drilling (metres)
Definition	21,928	28,152	11,439
Exploration	33,449	32,699	33,765

During the year ended December 31, 2010, 104,945 tonnes of ore were processed from the Beaufor Mine at an average recovered grade of 6.60 g/t, and realized gold sales of 22,258 ounces at an average price of US$1,253 (CAN$1,290) per ounce. This compared to 101,593 tonnes, an average recovered grade of 6.38 g/t, and realized gold sales of 20,854 ounces at an average price of US$975 (CAN$1,113) in 2009 and tonnage of 115,674, an average recovered grade of 8.85 g/t, and gold sales of 32,908 ounces at an average price of US$886 (CAN$944) in 2008. The cash cost per ounce increased to US$866 (CAN$891) in 2010 compared with US$740 (CAN$845) in 2009, due primarily to higher milling costs and a greater amount of development necessary to access the ore zones. In addition, as a result of the mine’s limited reserve base at year-end 2009, cash costs include many expenditures that would otherwise be accounted for as deferred development. The cash cost per ounce increased to US$740 (CAN$845) in 2009 compared with US$509 (CAN$543) in 2008, due primarily to lower than expected grades in room and pillar stopes than forecasted in our mining sequences for 2009, which resulted in lower production and higher operating costs.

Proven and Probable Reserves at the Beaufor Mine increased to 68,998 gold ounces at December 31, 2010, from 44,637 gold ounces at December 31, 2009. This reflects the addition of 24,798 ounces of reserves identified through the drilling program on the near-surface W and 367 zones, in conjunction with reserves established within the mine’s existing underground infrastructure as a result of definition drilling in 2010, offset by 22,258 ounces of gold sales from the mine in 2010. Drilling efforts in 2010 similarly resulted in a minor increase in Measured and Indicated Resources to 173,453 ounces of gold at the end of 2010 versus 171,372 ounces at the end of 2009. Inferred Resources declined slightly to 182,185 ounces of gold as of December 31, 2010 from 199,256 ounces at the end of the prior year. Existing resources are mostly below the existing infrastructure of the mine, and currently do not economically justify an extension of the infrastructure at this time. The Company is planning 11,000 metres of definition drilling and 19,000 metres of exploration drilling at the Beaufor Mine in 2011, in an effort to continue to grow its reserve and resource base. The primary focus will be to expand and advance the potential of the near-surface W and 367 zones, located to the west of the mine’s existing infrastructure, and other previously identified areas.

Richmont Mines Inc. | 2010 Annual Report	14

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Exploration Costs

(in thousands of $)	2010	2009	2008
	$	$	$

Exploration costs - Mines
Island Gold Mine	4,561	3,136	2,293
Beaufor Mine	2,584	3,006	2,921
Francoeur Mine	151	1,812	109

	7,296	7,954	5,323

Exploration costs - Other properties
Wasamac property	1,712	82	64
Cripple Creek property	838	23	18
Monique property	289	2	1
Golden Wonder and Valentine Lake properties	-	-	4,549
Other properties	104	47	12
Project evaluation	443	305	373

	10,682	8,413	10,340

Exploration tax credits	(3,465)	(1,347)	(643)
Reversal of exploration tax credits recorded in 2007	-	-	850

	7,217	7,066	10,547

Wasamac

In May 2010, Richmont began a 10,000 metre drilling program on its Wasamac property with the goal of reassessing the property’s existing resource base using a lower cut-off grade approach and verifying mineralization continuity. Drill results from the initial eight completed holes drilled over 4,311 metres identified several promising intercepts that corroborated this plan, namely 3.59 g/t Au over 12.5 metres, 6.46 g/t Au over 9.33 metres, 4.62 g/t Au over 10.56 metres, and 3.44 g/t Au over 8.38 metres. As a result, the size of the drilling campaign was expanded to 15,000 metres, and a third drill was added on the site to expedite the extended program.

Results from a subsequent nine holes over 6,491 metres similarly revealed favourable results, including 6.14 g/t Au over 6.47 metres, 3.12 g/t Au over 14.04 metres, and 3.17 g/t Au over 7.75 metres, and also confirmed that the targeted Wasamac Shear Zone had a strike length of more than 2 km. Following these results, Richmont extended the drill campaign by an additional 5,000 metres, bringing the 2010 program to 20,000 metres.

Richmont is very enthusiastic about Wasamac’s long-term potential for the Company and its shareholders. Drilling results obtained to date support management’s plan to reassess the property’s resource base using a lower-cut off grade to expand the mineralized envelope and, longer-term, to use this approach to evaluate the potential for an underground bulk-mining operation. Although the limited area tested below the -850 metre elevation has not yet yielded significant results, drilling has confirmed a strong system of mineralization between the -200 and -800 metre elevations that remains open at depth in several areas. The Company is planning an additional 35,000 metres of drilling on this property in 2011.

As of December 31, 2010, the Wasamac property had total estimated Measured and Indicated Resources of 5,093,180 tonnes grading 2.51 g/t Au for 411,073 gold ounces and Inferred Resources of 11,515,020 tonnes grading 2.72 g/t Au for 1,007,875 gold ounces. This compared with Inferred Resources of 1,282,000 tonnes at a grade of 6.92 g/t, for 285,200 ounces of gold at December 31, 2009.

Located 15 km west of Rouyn-Noranda, Quebec, the Wasamac property produced 252,923 ounces of gold between 1965 and 1971. The 7.58 km2 (757.65 hectares) property has no royalties or back-in-rights, and is less than 10 km east of Richmont’s Francoeur Mine.

Richmont Mines Inc. | 2010 Annual Report	15

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Francoeur

Exploration costs at Francoeur totalled $151 in 2010, down from the $1.8 million in the prior year. The year-over-year difference is primarily attributable to the reclassification of the property as a development project on October 1, 2009. Consequently, the investments made after this date were capitalized as a development cost versus being considered as exploration expenses.

Monique

In September 2010, Richmont announced plans for a 5,500 metre surface exploration drilling program on its Monique property. The goal of the campaign, involving 35 holes ranging between 80 and 215 metres in length, was to complete infill drilling on two previously identified gold zones on the property: the G Zone and J Zone, with the objective of evaluating the potential for a small open pit operation. Condemnation drilling was begun in November 2010, while definition drilling of the G and J Zones was delayed until February 2011 to allow the surface to freeze in the area where work was planned. The Company expects preliminary results from the 5,500 metre drilling program during the second quarter of 2011.

In order to have greater flexibility over the future development of this asset, Richmont signed an option agreement with SOQUEM Inc. (“SOQUEM”) to acquire its 19% interest of the Monique property on December 21, 2010. Upon signing the agreement, Richmont paid SOQUEM $350, and undertook to complete $400 of exploration work on the Monique property on or before February 28, 2011, of which approximately $289 had been spent by December 31, 2010. Once the required exploration work has been completed and accepted by SOQUEM, Richmont will have successfully met the agreement conditions, and will therefore assume ownership of SOQUEM’S residual 19% interest, making Richmont 100% owner of the Monique property.

Terms of the agreement also stipulated that Richmont, upon acquiring SOQUEM’s interest, will grant a 0.38% NSR (Net Smelter Return) royalty to SOQUEM in the event that the property reaches commercial production. Similarly, Richmont agreed to assume 100% of royalty obligations (versus 81% previously) that exist on 8 out of the property’s 18 claims, once Richmont has successfully earned 100% ownership of the property. These royalties, payable to a non-related third party, are equal to 5% NPI (Net Profit Interest).

Cripple Creek

Richmont began a drilling program at the Cripple Creek Gold Project in February 2010. The Company’s first phase of drilling in 2010 included 4,532 metres over 11 holes. Drilling targeted the lateral extension of Zone 16 to the west, and the depth extension of the Mahoney Zone, two of three notable zones uncovered by previous owners of the property during the 1980s and 1990s, as well as two new exploration targets (“Sediments Zone” and “Pond Zone”) within the property.

Preliminary results from the drilling campaign identified two interesting intercepts in Zone 16, namely 73.54 g/t Au over a width of 7 metres, and 22.76 g/t Au over 0.5 metres. Drilling on the Mahoney Zone similarly uncovered a promising intercept of 12.31 g/t Au over 0.8 metres. Subsequent results from the second phase of drilling yielded several interesting intercepts, including 3.79 g/t Au over 16.35 metres, a result which confirmed that the alteration zone containing the intercept of 73.54 g/t Au over 7 metres broadens near surface. Additional interesting results included 4.55 g/t Au over 7.1 metres, 3.57 g/t Au over 5.6 metres, 26.34 g/t Au over 0.55 metres, and 15.81 g/t Au over 0.4 metres.

While much exploration work remains to be done on this property, the Company obtained additional geological insight from the second phase of the 2010 drilling campaign, which encompassed 6 holes over 2,991 metres. Most importantly, drilling reaffirmed the gold potential of the sector, and also enabled for better understanding of the mineralization. Results from the campaign also confirmed the continuity of the main mineralized zone to a vertical depth of 650 metres and that the alteration pipe of Zone 16 extends at depth. Furthermore, drilling revealed that two types of mineralized zones are present. The first, containing disseminated pyrite, has a northern dip of approximately 65° and is found at the contact points of silicified mafic volcanics and ultramafic volcanics. The second system, formed by milky quartz veins containing iron carbonate and mineralized with gold, appears to be sub-horizontal, and cross-cuts other geological formations. Interpretation of this new information makes establishing true width of the mineralized gold zones difficult when they consist of the two types of mineralization.

Richmont Mines Inc. | 2010 Annual Report	16

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

In view of intensive winter drilling programs on the Monique and Wasamac properties and due to limited availability of drills and geological staff, Richmont management has decided to defer the planned 3,500 metre winter 2011 exploration drilling campaign on its Cripple Creek property, located west of the Timmins Gold Camp. The timing of the next drilling program will be evaluated during the course of 2011. The objective of the program will be to confirm the new interpretation of Zone 16 provided by results obtained to date, to better target mineralized zones, and to test the extension of the Mahoney Zone at depth.

Valentine Lake Project

In February 2009, Richmont granted Mountain Lake Resources Inc. (“Mountain Lake”) an option to purchase Richmont’s 70% interest in the Valentine Lake Project, located in Newfoundland, when the Company determined that the Project’s advancement was better-served with Mountain Lake in the lead development role. Prior to this agreement, Mountain Lake held a 30% interest in the Project. Under terms of the agreement, Mountain Lake paid Richmont an option fee of 2,500,000 of its common shares at a deemed value of $0.65 million, or $0.26 per share, and had a five year period to exercise the purchase option by making option payments to Richmont for an additional $3 million in total, and by incurring $1 million in exploration and development expenditures at Valentine Lake within that timeframe. On January 25, 2011, the Company announced that Mountain Lake had incurred $1 million of exploration and development expenditures on the property, and had paid Richmont $3 million in cash on January 24, 2011. Consequently, with all of the conditions of the February 2009 agreement met, Richmont transferred its 70% interest in the Valentine Lake property to Mountain Lake.

ADMINISTRATION EXPENSES

(in thousands of $)	2010	2009	2008
	$	$	$

Stock-based compensation	803	484	526
Other administration expenses	3,768	3,197	3,139

	4,571	3,681	3,665

Administrative expenses in 2010 were 24% higher than in 2009, primarily reflecting increased stock-based compensation, which is a non-cash expense, a one-time expenses related to the reorganization of the Board of Directors and higher Board remuneration expense as a result of the addition of new members to the Company’s Board of Directors in the first quarter of 2010. Of the 846,000 options granted in 2010, 476,000 options were granted to new directors, 120,000 options were new issuances for directors, and the balance of 250,000 options were new issuances for officers and employees.

In 2009, administrative expense levels were essentially unchanged from 2008. A decrease in stock-based compensation was offset by a slight increase in other administration expenses. Of the 490,000 options granted in 2009, 150,000 options were renewals of expired options to a director, 165,000 options were granted to a new director and to new employees, and the balance of 175,000 options were new options granted to officers and one employee.

The weighted-average fair value calculated according to the Black-Scholes model of evaluation at the date on which each option was granted was $2.10 in 2010, compared with $1.45 in 2009 and $0.76 in 2008.

Richmont Mines Inc. | 2010 Annual Report	17

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

MINING AND INCOME TAX EXPENSE (RECOVERY)

(in thousands of $)	2010	2009	2008
	$	$	$

Current taxes	2,174	1,585	796
Future taxes	1,517	(110)	(359)

	3,691	1,475	437

Mining and income tax expense for the year 2010 totalled $3.7 million or 29.4% based on pre-tax income of $12.6 million, and reflected federal and provincial taxes and future mining and income taxes applicable for the year. A $0.5 million credit of mining duties from the previous year and a charge of $0.2 million relating to part XII.6 of the tax return of a subsidiary is included in this expense.

2009 mining and income tax expense totalled $1.5 million, based on pre-tax earnings of $1.8 million. The Company recorded a $1.2 million tax charge in order to benefit from an exploration credit of the same amount. This credit was applied against exploration expenses. The mining and income taxes also include a $0.1 million reduction of future mining taxes due to reductions in liabilities for future mining taxes.

For fiscal 2008, the mining and income taxes include a mining duties expense of $0.2 million from the previous year, and exploration tax credits of $0.6 million recorded against exploration expenses instead of mining and income taxes. The future income tax credit of $0.4 million was mainly due to a reduction in liabilities for future mining taxes.

SENSITIVITY ANALYSIS

The Company’s financial results are sensitive to movements in the price of gold, and the US$/CAN$ exchange rate, as the Company mostly generates revenue in U.S. dollars and generally incurs expenses in Canadian dollars. The following table describes, for demonstration purposes only, the financial impact that changes in certain variables would generally have had on the Company’s 2010 net earnings.

SENSITIVITY ANALYSIS

Variable	Change	Impact on net earnings
(in thousands of CAN$)

Price of gold (CAN$)	+/- CAN$50 per ounce	+/- 2,317

Exchange rate (US$/CAN$)	+/- US$/CAN$ 0.10	+/- 5,825

Richmont Mines Inc. | 2010 Annual Report	18

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW 2010
(in thousands of $, unless otherwise stated)				Quarter	Year
	Q1	Q2	Q3	Q4	2010

PRINCIPAL FINANCIAL DATA
Revenue	19,962	20,738	23,868	26,213	90,781
Operating costs[1]	14,693	15,331	14,761	14,005	58,790
Administration	1,038	1,208	1,003	1,322	4,571
Exploration and project evaluation	775	1,772	2,673	1,997	7,217
Depreciation, depletion and write-off	1,556	1,678	2,395	2,489	8,118
Gain on disposal of long term assets	(489)	-	-	-	(489)
Other[2]	625	511	582	1,845	3,563

Net earnings	1,764	238	2,454	4,555	9,011

Cash flow from operations	5,209	1,621	6,253	5,416	18,499
Investments in property, plant and equipment	3,576	4,563	4,063	4,572	16,774

KEY PER-SHARE DATA
Net earnings basic and diluted (CAN$)	0.07	0.01	0.08	0.15	0.31

Weighted average number of common shares outstanding (thousands)	26,111	26,646	30,872	31,040	28,687

OUNCES OF GOLD SOLD
Island Gold Mine	10,938	11,006	12,332	11,589	45,865
Beaufor Mine	4,903	4,601	5,752	7,002	22,258

Total	15,841	15,607	18,084	18,591	68,123

KEY PER-OUNCE OF GOLD DATA
Selling price (CAN$)	1,149	1,259	1,288	1,400	1,280
Exchange rate (2010 average)	1.0299	1.0299	1.0299	1.0299	1.0299
Selling price (US$)	1,116	1,222	1,251	1,359	1,243
Cash cost (US$)
Island Gold Mine	842	853	755	676	780
Beaufor Mine	829	1,051	810	814	866
Weighted average	838	912	773	727	808

Depreciation and depletion (US$)	87	98	107	120	104

Total cost (US$)	925	1,010	880	847	912
[1]	Expenses related to operating costs, royalties, custom milling and accretion expense of asset retirement obligations are included.
[2]	Future mining and income tax expense (recovery) and non-controlling interests are included.

Richmont Mines Inc. | 2010 Annual Report	19

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW 2009
(in thousands of $, unless otherwise stated)				Quarter	Year
	Q1	Q2	Q3	Q4	2009

PRINCIPAL FINANCIAL DATA
Revenue	19,903	15,736	19,145	17,100	71,884
Operating costs[1]	14,290	12,955	14,073	12,944	54,262
Administration	919	999	652	1,111	3,681
Exploration and project evaluation	1,218	3,013	2,510	325	7,066
Depreciation and depletion	1,355	1,249	1,794	1,298	5,696
Gain on disposal of long term assets	(2)	(578)	-	(14)	(594)
Other[2]	690	(512)	(67)	1,326	1,437

Net earnings (loss)	1,433	(1,390)	183	110	336

Cash flow from (used in) operations	3,052	(2,345)	1,511	749	2,967
Investments in property, plant and equipment	1,604	2,151	1,588	2,669	8,012

KEY PER-SHARE DATA
Net earnings (loss) basic and diluted (CAN$)	0.05	(0.05)	0.01	-	0.01

Weighted average number of common shares outstanding (thousands)	26,105	26,111	26,112	26,104	26,108

OUNCES OF GOLD SOLD
Island Gold Mine	10,613	8,549	10,988	8,729	38,879
Beaufor Mine	6,001	4,701	5,852	4,300	20,854

Total	16,614	13,250	16,840	13,029	59,733

KEY PER-OUNCE OF GOLD DATA
Selling price (CAN$)	1,131	1,075	1,052	1,182	1,107
Exchange rate (2009 average)	1.1420	1.1420	1.1420	1.1420	1.1420
Selling price (US$)	990	941	921	1,035	969
Cash cost (US$)
Island Gold Mine	732	801	689	738	736
Beaufor Mine	677	763	671	897	740
Weighted average	712	787	683	790	737

Depreciation and depletion (US$)	62	67	81	78	73

Total cost (US$)	774	854	764	868	810
[1]	Expenses related to operating costs, royalties, custom milling and accretion expense of asset retirement obligations are included.
[2]	Future mining and income tax expense (recovery) and non-controlling interests are included.

Richmont Mines Inc. | 2010 Annual Report	20

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

ANNUAL REVIEW, 2006 TO 2010
(in thousands of $, except per share, per ounce and ounces sold data)
(Years ended December 31)	2010	2009	2008	2007	2006

PRINCIPAL FINANCIAL DATA
Revenue	90,781	71,884	70,591	38,071	32,889
Operating costs [1]	58,790	54,262	46,556	25,965	28,163
Administration	4,571	3,681	3,665	3,315	2,957
Exploration and project evaluation	7,217	7,066	10,547	3,288	2,080
Depreciation, depletion and write-off	8,118	5,696	5,687	5,628	3,146
Mining and income taxes	3,691	1,475	437	1,306	(2,686)
Non-controlling interests	(128)	(38)	2,035	(36)	(730)
Loss (gain) on disposal of long term assets	(489)	(594)	29	(8,066)	(3,235)

Net earnings	9,011	336	1,635	6,671	3,194

Cash flow from operations	18,499	2,967	12,117	5,999	1,648
Investments in property, plant and equipment	16,774	8,012	5,193	6,171	25,059

Cash, cash equivalents and shares of publicly-traded companies	41,341	21,880	26,142	29,117	16,883
Working capital	43,880	24,936	26,753	33,970	21,171
Shareholders’ equity	96,851	69,961	69,042	76,051	67,435

KEY PER-SHARE DATA (CAN$)
Net earnings basic and diluted	0.31	0.01	0.07	0.28	0.14
Weighted average number of common shares outstanding (thousands)	28,687	26,108	24,047	24,159	22,904
Shares outstanding (thousands)	31,230	26,104	26,113	24,053	24,180

OUNCES OF GOLD SOLD
Island Gold Mine	45,865	38,879	38,037	7,302	-
Beaufor Mine	22,258	20,854	32,908	26,182	24,866
East Amphi Mine	-	-	-	12,709	20,000

Total	68,123	59,733	70,945	46,193	44,866

KEY PER-OUNCE OF GOLD DATA
Selling price (CAN$)	1,280	1,107	934	751	681
Exchange rate (annual average)	1.0299	1.1420	1.0660	1.0748	1.1341
Selling price (US$)	1,243	969	876	699	600
Cash cost (US$)
Island Gold Mine	780	736	659	621	-
Beaufor Mine	866	740	509	468	580
East Amphi Mine	-	-	-	492	485
Weighted average	808	737	590	499	538

Depreciation and depletion (US$)	104	73	68	96	55

Total cost (US$)	912	810	658	595	593

NUMBER OF EMPLOYEES (at December 31)	407	343	312	262	305
[1]	Expenses related to operating costs, royalties, custom milling and accretion expense of asset retirement obligations are included.

Richmont Mines Inc. | 2010 Annual Report	21

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF RESULTS FOR THE FOURTH QUARTER

(in thousands of $)	2010	2009
	$	$

Revenue	26,213	17,100
Expenses	21,658	16,990
Net earnings	4,555	110
Cash flow from operations	5,416	749

Total fourth quarter revenue increased to $26.2 million in 2010, versus $17.1 million in the comparable period of 2009. The notable 53% year-over-year increase was driven by a 43% rise in the number of gold ounces sold and an 18% increase in the average sale price per ounce of gold in Canadian dollars. Specifically, 18,591 ounces of gold were sold in the fourth quarter of 2010 at an average price of US$1,359 (CAN$1,400), versus gold sales of 13,029 ounces in the same period last year, at an average price of US$1,035 (CAN$1,182).

Fourth quarter expenses increase to $21.7 million in 2010 versus $17 million in the prior year, primarily a reflection of higher operating costs, exploration and project evaluation costs and higher depreciation, depletion and write-off costs, the effects of which were partially mitigated by lower costs associated with custom milling. Operating costs, including royalties, rose 19% year-over-year in the fourth quarter of 2010 to $13.9 million, reflecting the greater level of tonnes processed from the Beaufor and Island Gold mines. The average cash cost of production decreased to US$727 (CAN$749) per ounce in the fourth quarter of 2010, from US$790 (CAN$902) per ounce in the fourth quarter of 2009, primarily a reflection of higher tonnage level, improved grades and enhanced gold recovery rates from both operating mines.

CASH AND CASH EQUIVALENTS

The cash balance was $40.0 million at December 31, 2010, an increase of $18.9 million, compared with $21.1 million at December 31, 2009. This increase is primarily attributable to the completion of an equity offering in June 2010, which generated gross proceeds of $16.5 million, combined with $18.5 million of cash generated from operations. This increase was offset by investments of $16.8 million in property, plant and equipment, of which $9.2 million were invested at the Francoeur Mine to refurbish the infrastructures and to advance this mine towards commercial production. Cash equivalents included $11.6 million of term deposits with high level credit ratings and $28.4 million in cash deposited in two Canadian chartered banks.

At December 31, 2010, Richmont had working capital of $43.9 million compared with $24.9 million at December 31, 2009. The $19 million increase reflected a $18.9 million increase in cash and cash equivalents, a $0.6 million increase in shares of publicly-traded companies, a $0.7 million increase in accounts receivable and a $2.3 million increase in credit and taxes receivable, offset by a $2.1 million increase in accounts payables and accrued charges and an increase of $1.4 million in mining and income taxes payable.

At December 31, 2009, Richmont had working capital of $24.9 million compared with $26.8 million at December 31, 2008. The $1.9 million decrease reflected a $4.9 million decrease in cash and cash equivalents, a $1.3 million increase in income taxes and tax credit receivable, a $0.6 million increase in the number of shares of publicly-traded companies held after reception of common shares of Mountain Lake Resources Inc., and to a $1.4 million increase in ore inventories.

Richmont Mines Inc. | 2010 Annual Report	22

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CAPITAL RESOURCES

The Company issued 401,000 common shares during 2010 and 34,000 common shares during 2009 following the exercise of stock options, for a total cash consideration of $1.5 million and $80, respectively. In 2008, the Company issued 9,000 common shares following the exercise of stock options, for a total cash consideration of $30.

In June 2010, the Company issued 3,300,000 common shares at $5.00 each, for gross proceeds of $16.5 million, as part of a financing by short-form prospectus, for net proceeds of $15,2 million. The proceeds form the offering was used for development work at Richmont’s projects, primarily the Francoeur Mine in Quebec, and for general corporate purposes.

Also, on June 30, 2010, the Company issued 1,425,407 common shares at a price of $4.69 each, following Richmont’s successful acquisition of the outstanding 30% of the issued and outstanding shares of Louvem Mines Inc. that it did not previously own.

Under its normal course issuer bid programs which expired on December 4, 2009, Richmont Mines bought back 43,500 common shares during 2009 and 296,200 common shares in 2008, for a total amount of $0.1 million and $0.8 million, respectively. The shares were cancelled immediately after their repurchase. The Company had 31.2 million shares outstanding as of December 31, 2010.

Richmont Mines’ main investment allocation for 2011 will be for its Francoeur Mine, and the Company expects to fund this investment with existing cash and cash equivalents and with cash flow from operations.

COMMITMENTS, CONTINGENCY AND SUBSEQUENT EVENT

The Company is subject to royalty payments on 50% of the Beaufor Mine’s production, at a rate of $30 per ounce produced, a 3% royalty per ounce produced at the Island Gold Mine and on other properties if such other properties are brought into commercial production.

The Company is committed, under a lease expiring in November 2014, to pay a sum of $0.3 million for office space. Minimum lease payments for the next four years amount to $60 annually.

A fully owned subsidiary, acquired in December 2008, is currently being subject to a tax audit concerning a December 2006 financing done through the issuance of flow-through common shares. Patricia Mining Corp., now no longer in operation, entered into agreements with subscribers which required it to incur $1,990 of Canadian Exploration Expenses by December 31, 2007. According to governmental authorities, an amount of $1,511 of exploration expenses was not incurred by this date. The Company disagrees and intends to challenge this position. At this time, it is not possible to determine if there are any negative tax consequences for investors, or if there are any related amounts to be paid by the Company.

On January 24, 2011, the Company received $3 million for the sale of its 70% interest in the Valentine Lake property located in Central Newfoundland. In accordance with a letter agreement, Mountain Lake Resources Inc. paid the Company an option fee of 2,500,000 of its common shares in April 2009, has incurred an amount of $1 million of exploration and development expenditures on the property, and paid a sum of $3 million in cash, as agreed to by the parties, which will be recorded as a gain on the disposal of mining assets, in January 2011, for the same amount.

By virtue of an agreement to acquire 19% of the Monique property currently owned by SOQUEM, the Company undertook to complete $400 of exploration work on the property on or before February 28, 2011. As at December 31, 2010, $289 of exploration work had been completed. Once the acquisition has been completed, the Company will own 100% of the Monique property.

In addition, the Company is involved in a normal course litigation. Management is of the opinion that the basis of this litigation is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

Richmont Mines Inc. | 2010 Annual Report	23

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

RELATED PARTIES

The Company has not entered into any transactions with related parties.

OFF-BALANCE-SHEET TRANSACTIONS

In 2010, 2009 and 2008, the Company was not involved in any off-balance-sheet transactions.

CHANGES TO ACCOUNTING POLICIES

Business combinations, consolidated financial statements and non-controlling interests

During the second quarter of 2010, the Company decided to early adopt section 1582, “Business Combinations”, which replaces section 1581 of the same name, and sections 1601, “Consolidated Financial Statements” and 1602, “Non-Controlling Interests”, which together replace section 1600, “Consolidated Financial Statements”. These new sections harmonize significant aspects of Canadian accounting standards with the International Financial Reporting Standards (“IFRS”) that will be mandated for entities with fiscal years beginning on or after January 1, 2011.These sections are applied for business combinations that occurred on or after January 1, 2010 except for Section 1602 “Non-Controlling Interests” which is applied retrospectively.

Section 1582 requires that all business acquisitions be measured at the fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages. The section also establishes new guidance on the measurement of consideration given and the recognition and measurement of assets acquired and liabilities assumed in a business combination. Furthermore, under this new guidance, acquisition costs, which were previously included as a component of the consideration given, and any negative goodwill resulting from the allocation of the purchase price, which was allocated as a reduction of non-current assets acquired under the previous standard, will be recorded in earnings in the current period.

Sections 1601 and 1602 dealing with consolidated financial statements require an entity to measure non-controlling interests upon acquisition either at fair value or at the non-controlling interests’ proportionate share of the acquirer’s identifiable net assets. In addition, in the case where one entity controls another entity, changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The new sections also require non-controlling interests to be presented as a separate component of shareholders’ equity. Application of the sections had an impact on the accounting of the acquisition of the non-controlling interests. Presentation of the non-controlling interests was also modified.

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at December 31, 2010, 2009 and 2008, Richmont Mines had no gold hedging contracts and no currency exchange contracts. In these years, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

The Company has classified its cash as assets held-for-trading, its shares of publicly-traded companies as available-for-sale financial assets, accounts receivable and term deposits as loans and receivables, and its accounts payable and accrued charges as other financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

Cash, accounts receivable, term deposits and accounts payable and accrued charges are recorded at fair value and represent their approximate book value, as these items will be realized or settled in the short term. Changes in fair value are recorded in net earnings. The variation on fair value of cash equivalents was $0.2 million ($0.1 million in 2009 and $0.7 million in 2008) and interest income from the advance to a minority partner was $0.2 million in 2008.

Richmont Mines Inc. | 2010 Annual Report	24

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Available-for-sale financial assets are measured at fair value, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet, either through a sale or when a permanent decline in value is recognized. The fair value of shares of publicly-traded companies is the bid price.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenue and expenses as well as on the amounts of assets and liabilities. The following factors represent the estimates that management considers the most significant, and for which the actual amounts may differ considerably thereby affecting operating results.

Mineral reserves

The main parameters used to determine the mineral reserves of Beaufor Mine and Island Gold Mine are the following:

	2010	2009

Gold (US$/ounce)	1,000	850
Exchange rate (US$/CAN$)	1.00	1.00
Gold (CAN$/ounce)	1,000	850

The mineral reserves of the Francoeur Mine were prepared in August 2009 using a gold price of US$800 and an exchange rate of 1.00.

Property, plant and equipment

The costs related to the development of a mining property are capitalized at the time when the property shows potential of profitability and reserves have been established. When commercial production begins capitalized development costs and construction costs are amortized over the mineral reserves of the deposit. The mineral reserves are estimated by professional geologists and engineers according to industry standards and the estimated prices of metals, operating costs and technical parameters. The annual tests for depreciation are carried-out by using the same parameters and the estimated residual value of the equipment. Changes to any key assumption estimate may result in a considerable reduction of mineral reserves, which could have a negative impact on the book value of these properties, plants and equipment.

The assumption used in the asset valuation process was a price of CAN$1,300 per ounce of gold in 2011, CAN$1,250 in 2012, CAN$1,150 in 2013, and CAN$1,000 in 2014 and 2015. These prices are used in order to estimate future revenues and are based on an average price obtained from 32 mining industry analysts.

Richmont Mines Inc. | 2010 Annual Report	25

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Depreciation and Depletion

The Company uses the units-of-production method for the depreciation and depletion of property, plant and equipment at mine sites based on Proven and Probable Reserves. Any significant changes in the reserves could impact the amount of annual depreciation and depletion.

Asset retirement obligations

The future costs of the restoration of a mining site are estimated according to the projected cost of labour, the known environmental impact and the effectiveness of measures to repair and restore the site. The time frame for making the expenditures is subject to changes related to the continuity of operations and to the discovery of new reserves.

Option-based compensation

The Company grants stock options as part of its compensation program. The prevalent Black-Scholes model is used to evaluate the cost of these options. This model requires management to make a number of estimates.

Future mining and income taxes

The Company accounts for mining and income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using current tax rates or tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact of a change in tax rates on future tax assets and liabilities is recognized in the statement of earnings in the year in which the revised tax rate comes into effect.

FUTURE ACCOUNTING PRONOUNCEMENTS

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) announced that generally accepted accounting principles in Canada (“GAAP”) are to converge with International Financial Reporting Standards (“IFRS”) and that public companies will be required to present their financial statements, with comparative data, under these standards for fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to report under IFRS for its 2011 fiscal year starting January 1, 2011 for interim and annual financial statements. In addition, 2010 comparative data will need to be reprocessed so that it may be presented according to the same accounting rules. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosure requirements.

An IFRS conversion plan has been developed. The conversion is progressing according to plan, and the Company foresees that it will be completed in time for the production of the quarterly reports of 2011, the first financial statements drawn up according to IFRS, as well as for the annual report for the financial period ending December 31, 2011.

Staff with appropriate qualifications and experience have been assigned to the project. Moreover, these individuals regularly attend thorough training sessions so that they may follow the changes to IFRS, which is in constant evolution. This team conducts technical research, provides issue identification and formulates recommendations to management, who then transmit the information to the audit committee.

The Company has completed phase 1, diagnosis, which included a thorough examination of the differences between the Canadian GAAP and the IFRS, as well as a study of possible options to be adopted. The consequences of first time adoption of the IFRS will be detailed initially, followed by the expected resulting implications on subsequent financial statements. The items and comments below should not be regarded as a complete list of changes that will result from the transition to IFRS. It is intended to highlight the areas that the Company believes to be most significant. Additionally, the present IFRS may undergo modifications until December 31, 2011, following recommendations made by the International Accounting Standards Board (“IASB”), the organization responsible for continuous updates of the IFRS. The Company actively monitors the IASB’s schedule of projects, giving consideration to any proposed changes, where applicable, in its assessment of differences between IFRS and Canadian GAAP.

Richmont Mines Inc. | 2010 Annual Report	26

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

First time adoption of IFRS

IFRS 1 “First-time adoption of International Financial Reporting Standards” is a financial reporting standard that provides the framework for the transition to IFRS. The general principle under IFRS 1 is retroactive application, such that the opening balance sheet for the comparative year financial statements is to be restated as though the Company had always applied IFRS, with the net impact shown as an adjustment to opening retained earnings. However, IFRS 1 contains certain mandatory exceptions and permits certain optional exemptions from full retroactive application. The mandatory exceptions include among others, a revision of accounting estimates previously made by the Company. Past accounting estimates cannot be revised as a result of information obtained a posteriori during the application of the IFRS. With regards to the optional exemptions, the Company has decided to apply certain exemptions, hereafter described.

The diagnosis completed at the initial stage of its planned conversion to the IFRS, as well as the choices carried out via IFRS 1, have allowed the Company to finish phase 2 of the plan, which is to determine the impact of the differences between GAAP and IFRS at the transition date. Consequently, through this analysis, the Company proceeded to create its opening balance sheet as of January 1, 2010. The differences between GAAP and IFRS that have been identified as significant to the Company are explained below, including, where possible, the quantitative effect on the financial information as of January 1, 2010.

Business combinations

The retrospective basis of IFRS 3 “Business combinations” would require the restatement of all business combinations that occurred prior to the transition date. However, IFRS 1 provides the option to apply this standard prospectively from the transition date or to choose a date from which the business combinations will be restated. The Company elected to retrospectively apply IFRS 3 to business combinations that occurred after January 1, 2008. Two business combinations occurred after this date. Considering that the Company has adopted an early application of IFRS 3 for one of these business combinations, only one business combination has been restated. The IFRS adjustments below relate to this business combination. Here are the main modifications as well as the consequences that have arisen.

Measurement of purchase price

GAAP – Shares issued as consideration are measured at their market price a few days before and after the date the parties reached an agreement on the purchase price and the proposed transaction was announced.

IFRS – Shares issued as consideration are measured at their market value on the acquisition closing date.

As a result, equity increased by $225 relative to the remeasurement of the shares issued as consideration for the acquisition, less issue costs of $80. Consequently, the same amount has been registered as an increase to the deficit, which is included in Shareholder’s equity.

Increase in an interest

GAAP – The fair value of the consideration paid is recognized as an asset.

IFRS – When the results of the acquired entity are already consolidated, changes in a parent company’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. It is thus necessary to cut off the increase of value registered on property, plant and equipment at the acquisition, net of the depreciation recorded to date. Consequently, property, plant and equipment were reduced by $3,288 less depreciation of $297, with the same amount registered as an increase to the deficit, included in Shareholder’s equity.

Richmont Mines Inc. | 2010 Annual Report	27

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Stock-based compensation

IFRS 1 encourages, but does not require the application of IFRS 2 “Shared-based Payment” to equity instruments that were granted on or before November 7, 2002. A first-time adopter is also encouraged, but not required, to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and vested before the date of transition or on January 1, 2005, whichever is later. The Company has elected to apply IFRS 2 only to equity instruments that were granted before the date of transition but that were not vested at this time. The main resulting modifications, and their consequences, are below:

Recognition of expense

GAAP – For grants of share-based awards with graded vesting, the total fair value of the award is recognized on a straight-line basis over the employment period necessary to vest the award.

IFRS – Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis. As a result, the Company adjusted its expense for share-based awards to reflect this difference in recognition.

Forfeitures

GAAP – Forfeitures of awards are recognized as they occur.

IFRS – An estimate is required of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate.

Consequently, the Company has increased its deficit by $93 corresponding to the increase of the stock-based compensation expenses which were recorded before the transition date resulting in an increase of the contributed surplus by an equivalent amount. Thus, the effect on the Shareholder’s equity is nil.

Asset retirement obligations

The Company has elected to apply the exemption from full retrospective application of asset retirement obligations as allowed under IFRS 1. This will enable it to avoid restating property, plant and equipment, depreciation and depletion of property, plant and equipment as well as accretion expenses for all previous years, and instead to make the adjustment to Shareholder’s equity as at January 1, 2010. As such, the Company has remeasured the provisions as at January 1, 2010 under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, and estimated the amount that will be included in the cost of the related asset by discounting the liability to the date at which the liability first arose. The Company did this using the best estimate of the historical risk-adjusted discount rates. The main resulting modifications, and their consequences, are below:

Discount rate

GAAP – The provision for asset retirement obligations is not adjusted for changes in the discount rate.

IFRS – The provision for asset retirement obligations must be adjusted for changes in the discount rate. The evaluation of the liability as at January 1, 2010 resulted in a reduction of $82 of the asset retirement obligations and a net reduction of $60 of the corresponding asset. Consequently, the Company has reduced its deficit by $22.

Presentation of the periodic unwinding

GAAP – The periodic unwinding of the discount is classified in the statement of earnings as an operating item, not as an interest expense.

IFRS – The periodic unwinding of the discount is recognized in the statement of earnings as a finance cost.

Richmont Mines Inc. | 2010 Annual Report	28

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Incidences on the subsequent financial statements

The differences between the GAAP and the IFRS seen previously will affect the 2011 financial statements and the comparable 2010 financial statements, the latter of which will be converted according to IFRS. At the present time, we cannot determine the quantitative impact that the adoption of these new rules will have on these financial statements.

Here are other important elements to consider with respect to recognition, measurement, presentation and disclosure of financial information. These elements should not be considered as an exhaustive list of changes that will result from the transition to IFRS, but rather as a brief summary of the accounting differences that management currently believes to be most significant.

Presentation of financial statements

Under IAS 1 “Presentation of Financial Statements”, expenses must be classified by their nature or by their function in the statement of earnings. The Company elected to present the statement of earnings by function. For example, upon the adoption of IFRS, depreciation and depletion expenses will be allocated to function rather than being showed as separate line in the statement of earnings as currently permitted under Canadian GAAP.

Moreover, the IAS 1 prohibits the offsetting of income and expenses. Consequently, the income generated from silver sales that were previously accounted for as a reduction of operating costs henceforth will have to be presented as income.

Exploration and project evaluation

The Company expects to retain its policy, in force before the transition of not capitalizing expenditures relating to exploration and project evaluation. The capitalization of expenditures begins when management and the Board of Directors decide to bring a project into commercial production. This decision is made when the findings of a feasibility study demonstrate the advantages and viability of said project. Consequently, the Company does not anticipate any changes regarding the recording of exploration and project evaluation expenditures.

Property, Plant & Equipment

International Accounting Standard IAS 16 “Property, Plant & Equipment” and Canadian GAAP contain the same basic principles, however there are some differences. IFRS require that significant parts of an asset be depreciated separately and that depreciation commences when the asset is available for use. Based on our latest analysis, this requirement should not have a material impact. IFRS also permit property, plant and equipment to be measured using the fair value model or the historical cost model. The Company is not planning on adopting the fair value measurement model for its property, plant and equipment. The Company will continue to measure its property, plant and equipment at amortized cost.

Impairment of assets

Under Canadian GAAP, the impairment test for assets or asset groups is a two-step process. The first step involves comparing undiscounted future cash flows of an asset or asset group to the carrying value. If the undiscounted cash flows are below its carrying value, the second step is required whereby an impairment charge is calculated as the difference between the asset or asset group discounted future cash flows, and its carrying amount. Impairments under IAS 36 “Impairment of assets” only require a one-step impairment test. Using this test, the carrying value of an asset or asset group (referred to as a Cash Generating Unit) is compared to its recoverable amount, which is the higher of fair value less costs to sell, and value-in-use, which involves discounted future cash flows. Also, unlike Canadian GAAP, IFRS require impairment charges to be reversed when circumstances indicate that the impairment no longer exists. In the short term, the Company does not believe this will impact its financial results.

Richmont Mines Inc. | 2010 Annual Report	29

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Activities in progress

A model of IFRS financial statements has been developed. The Company is completing the related notes. Overall, a lot of effort will be put on the presentation of financial statements, as IFRS requires more disclosure.

The Company is also assessing the impact of the adoption of the IFRS on information technology and data systems. Although new reports will likely be required to determine new information required for reporting, presentation and disclosure under IFRS, we currently do not expect the transition to IFRS to require significant changes to our information technology systems and reports. We also expect that our systems will be adequate for generating the comparative fiscal 2010 information, required in accordance with IFRS.

For all the identified accounting changes, the Company also plans to assess impact on the design and effectiveness of its controls. According to a preliminary examination of environmental controls, the Company does not foresee important changes to its internal controls. Similarly, no impact has been identified on commercial activities to date.

These changes will come into effect in phase 3 of the plan, that is, during implementation of the conversion. The changes identified in phase 2 will be implemented and tests will be carried out to ensure that differences, should there be any, will be resolved. Subsequently, the Company will be able to develop its first interim financial statements and accompanying notes for the quarter ending March 31, 2011.

Richmont Mines Inc. | 2010 Annual Report	30

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL ANNUAL INFORMATION

Labour relations

Richmont Mines offers its employees a compensation package including attractive benefits and a stock-option plan for management. The Company employed a total of 407 workers and 84 contractors at December 31, 2010.

Work safety is a priority for Richmont Mines, and the Company spares no effort in this regard. There is a very active health and safety committee at the Beaufor Mine and the Camflo Mill, and Richmont Mines has a good record of health and safety in the workplace. At the Island Gold Mine, where the health and safety record covers only a relatively short period, procedures for health and safety at the workplace have been instituted, in compliance with Ontario laws. At the Francoeur Mine, set to begin commercial production in 2011, procedures for health and safety at the workplace are being put in place in compliance with Quebec laws.

Environment

Respect for the environment is one of our Company’s main preoccupations. Consequently, our management and employees make every effort to respect increasingly strict environmental regulations. The Company provides for the adequate closure of its operating sites once reserves are depleted. In 2010, Richmont Mines guaranteed the restoration of its mining sites through letters of credit, in the amount of $2.1 million, $0.1 million of restricted deposits with the Quebec government and $0.2 million of restricted deposits with the Ontario government. Tailings sites are one of the most critical environmental concerns for gold producers. However, Richmont Mines’ tailings sites are not acid-generating, which greatly simplifies future site-restoration projects and reduces their cost.

Disclosure controls and internal controls over financial reporting

Management, including the President and Chief Executive Officer and the Financial Director, have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them and has been properly disclosed in the annual regulatory filings.

An evaluation was carried out, under management supervision, of the effectiveness of the Company’s disclosure controls and procedures, as at December 31, 2010, as defined in Exchange Act Rules 13a-15(e) and15d-15(e). Based on this evaluation, management has concluded that the design and operation of these disclosure controls and procedures were effective.

Management, including the President and Chief Executive Officer and the Financial Director, have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. An evaluation was carried out, under management supervision, of the effectiveness of our internal control over financial reporting, as at December 31, 2010, using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as at December 31, 2010.

As of January 1, 2010, accounting software for certain divisions had been modified. Extra controls have been implemented in order to provide an adequate conversion. This change of accounting system did not necessitate any modification to the controls over financial reporting currently in place.

Richmont Mines Inc. | 2010 Annual Report	31

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

RISK FACTORS

The following risk factors should be carefully considered when evaluating an investment in the Company’s common shares:

Risks Associated with the Mining Industry

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, the Company's current or future exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Company's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices and changes in the exchange rate between the U.S. and Canadian Dollars.

The Company's earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Company's evaluation of proven and probable reserves at its current mines were based on a market price of gold between $800 and $1,000 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. The Company's policy and practice is not to sell forward its future gold production; however, under the Company's price risk management policy, approved by the Company's board of directors (the "Board"), the Company may review this practice on a project by project basis. The Company may occasionally use derivative instruments to mitigate the effects of fluctuating byproduct metal prices; however, these measures may not be successful.

Richmont Mines Inc. | 2010 Annual Report	32

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

(US$ per ounce)	2010	2009	2008	2007	2006	2005

High price	1,421	1,212	1,011	841	725	538
Low price	1,058	810	712	608	525	411
Average price	1,225	972	872	695	604	444

On February 15, 2011, the London P.M. Fix was US$1,373 per ounce of gold.

The Company's operating results and cash flow are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Company's precious metals revenues are earned in U.S. dollars but the majority of its operating costs at its mines, are in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2006 to January 1, 2011, the Noon Buying Rate fluctuated from a high of CAN$1.3000 per US$1.00 to a low of CAN$0.9170 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

The Company has no gold hedging contracts and no U.S. dollar exchange contracts. However, the Company may engage in hedging activities in the future. Hedging activities are intended to protect a company from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Hedging activities may protect a company against low gold prices, however, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. The Company continually evaluates the potential short- and long-term benefits of engaging in such derivative strategies based upon current market conditions. However, the use of byproduct metal derivative strategies may not benefit the Company in the future. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough precious metals to offset its forward delivery obligations, causing the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of precious metals revenue. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected.

Also, the Company may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, such hedging strategies may not prove to be successful and foreign exchange fluctuations may materially adversely affect the Company's financial performance and results of operations.

If the Company experiences mining accidents or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production and to the extent not adequately covered by insurance may result in possible adverse financial consequences to the Company.

The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, slope and pit wall failures, dams, fires or flooding or as a result of other operational problems such as a failure of mining, production and milling equipment. In addition, production may be reduced or curtailed if, during the course of mining, unfavourable, unusual or unexpected geological or geotechnical formations or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, data on which engineering assumptions are made prove faulty or dilution increases. The Company may also encounter shortages or interruptions of economical electricity and adequate water supplies at its mines and production facilities which may adversely affect operations. Finally, inclement weather conditions, floods and the occurrence of other adverse natural phenomena at its mine and production sites may curtail, interrupt or delay mining and production operations and the ability of the Company to transport and market its production. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company's failure to achieve current or future production estimates and may make profitable mineral deposits unprofitable for continued production. In addition, the occurrence of industrial accidents may result in personal injury or death and damage to property which may result in possible legal liability to the Company and if not adequately covered by insurance possible adverse financial consequences to the Company. The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Company’s business, financial condition, results of operations and cash flow.

Richmont Mines Inc. | 2010 Annual Report	33

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The exploration and development of new mineral deposits is subject to numerous risks and uncertainties which may adversely affect the Company’s ability to expand or replace its existing production.

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits, acquiring title to prospects and the receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  estimates of future gold prices; and

  anticipated capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. The discovery of an ore body may result in substantial rewards, however, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

Newly opened mines, mine construction projects and expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

The Company's ability to replace its existing mineral reserves as they are produced and depleted will be dependent upon locating new or expanding production from existing economic mineral reserves and developing new mines or extending and expanding existing mining operations. The Company’s ability to achieve full production rates at its new and expanded mines on schedule is subject to a number of risks and uncertainties. New mines may require the construction of significant new underground mining operations and may present problems in acquiring and achieving access to mine locations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required title to mining deposits and access to locations, construction, environmental or operating permits and engineering and mine design adjustments and construction delays. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Company beyond those budgeted. Moreover, the construction activities at possible mine extensions may take place concurrently with normal mining operations at, which may result in conflicts with, or possible delays to, existing mining operations.

Richmont Mines Inc. | 2010 Annual Report	34

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Due to the nature of the Company's mining operations, the Company may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Company's insurance coverage may prove inadequate to satisfy future claims against the Company.

The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, slope and pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Company's operations are subject to numerous laws and extensive government regulations which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Company to incur costs that adversely affect the Company's results of operations.

The Company's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation sets high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by such legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various governmental bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities.

Richmont Mines Inc. | 2010 Annual Report	35

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

All of the Company’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may become subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

New or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Company’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Company’s business, financial condition, results of operations and cash flow.

The conduct of mining operations is dependent upon obtaining and renewing applicable governmental permits the issuance of which may be subject to meeting certain conditions which may prove difficult and costly.

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company in a timely manner, or at all, or, if they are issued, that they will be renewed, or that the Company will be in a position to comply with or can afford to comply with all conditions that may be imposed.

Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Company's operations.

The Company operates in a number of jurisdictions in which regulatory requirements have been introduced or are being contemplated to monitor, report and/or reduce greenhouse gas emissions. Under the Copenhagen Accord, Canada has committed to reducing greenhouse gas emissions by 17%, relative to 2005 levels, by 2020, but this commitment is subject to future alignment with reduction targets in the United States. Canada is currently developing new regulatory requirements to address greenhouse gas emissions. Similarly, the Province of Quebec has passed legislation enabling the establishment of a greenhouse gas emissions registry, greenhouse gas reduction targets and a cap-and-trade system to achieve Quebec's commitment to reduce greenhouse gas emissions by 20%, relative to 1990 levels, by 2020. The Company's operations in Quebec use primarily hydroelectric power and as a consequence are not large producers of greenhouse gases.

Richmont Mines Inc. | 2010 Annual Report	36

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Title to the Company's properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral deposits may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Company's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights in respect of its properties. Moreover, where the Company’s interest in a property is less than 100%, the Company’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, which in certain circumstances may be the subject of differing interpretations between the parties to that agreement.

The success of the Company is dependent on good relations with its employees and on its ability to attract and retain key personnel.

Production at the Company's mines and mine projects is dependent on the efforts of the Company's employees and contractors. Relationships between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Company operates. Changes in applicable legislation or in the relationship between the Company and its employees or contractors may have a material adverse effect on the Company's business, results of operations and financial condition.

A first collective agreement for a three-year period ending December 31, 2006 was entered into with the employees of the Camflo Mill in May 2004. At the beginning of 2007, this agreement was renewed for another three-year period ending December 31, 2009, and was again renewed at the beginning of 2010 for another three-year period ending December 31, 2012.

The Company is also dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Company faces significant competition for qualified personnel and the Company may not be able to attract and retain such personnel.

The estimates of mineral reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of the reserve estimates appearing in the Annual Report may not be realized.

The ore reserves presented in the Annual Report are in large part estimates, and production of the anticipated tonnages and grades may not be achieved or the indicated level of recovery may not be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Company’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Company’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flow, results of operations and financial condition.

Richmont Mines Inc. | 2010 Annual Report	37

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Also, the grade of ore mined may differ from that indicated by drilling results, and this variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Company’s annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

The mining industry is highly competitive, and the Company may not be successful in competing for new mining properties.

The mining industry is intensely competitive and the Company is in competition with other mining companies for the acquisition of interests in precious and other metal or mineral mining properties which are in limited supply. In the pursuit of such acquisition opportunities, the Company competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all.

The Company may not have insurance or its insurance coverage may prove inadequate to reimburse the Company for liabilities encountered from operations.

The Company carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. The Company believes that its insurance coverage is adequate and appropriate for the perceived risks of its current operations, however, such insurance may not continue to be available, or if available may not continue to be available at economically acceptably premiums or may not continue to be adequate to cover the Company’s anticipated liabilities. In some cases, however, risk coverage is not available or is considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Company cannot insure or against which it has elected not to insure.

The Company may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

The construction of mining facilities and commencement of mining operations, the expansion of existing capacity and the exploration and development of the Company's properties, including continuing exploration and development projects in Quebec, will require substantial capital expenditures. Based on current funding available to the Company and expected cash from operations, the Company believes it has sufficient funds available to fund its projected capital expenditures for all of its current properties. However, if cash from operations is lower than expected or capital costs at these projects exceed current estimates, or if the Company incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Company may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Company will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities; construct additional new mining and processing operations at any of its properties; or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favorable to the Company and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties, which may have a material adverse effect on the Company's business, financial condition and results of operations.

Richmont Mines Inc. | 2010 Annual Report	38

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The continuing weakness in the global credit and capital markets could have a material adverse impact on the Company's liquidity and capital resources.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continued to show weakness and uncertainty in 2009 and into 2010. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Company's liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

The Company is party to certain mining joint ventures under which the Company’s joint venture partners will be in a position to prevent the Company from meeting its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution, including indebtedness and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock. The Company’s existing or future joint venture partners may veto the Company’s business plans, with regard to a specific joint venture, and prevent the Company from achieving its objectives.

The Company is actively pursuing potential acquisitions of mining properties and interests in other mining companies which acquisitions entail certain risks.

Consistent with its acquisition and growth strategy the Company is actively pursuing the acquisition of advanced exploration, development and production assets. From time to time, the Company may also acquire securities of or other interests in companies with respect to which the Company may enter into acquisition or other transactions. Acquisition transactions involve inherent risks, including, without limitation:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of key employees or the key employees of any business the Company acquires;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, companies or securities.

Richmont Mines Inc. | 2010 Annual Report	39

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Any one or more of these factors or other risks could cause the Company not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on the Company’s ability to grow and, consequently, on the Company’s financial condition and results of operations.

The Company continues to seek acquisition opportunities consistent with its acquisition and growth strategy, however, it may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, to acquire properties and companies, the Company could use available cash, incur debt, issue common shares or other securities, or a combination of any one or more of these. This could limit the Company’s flexibility to raise additional capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Company cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Company engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. Potential transactions may not be successfully completed, and, if completed, the business acquired may not be successfully integrated into the Company’s operations. If the Company fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

Richmont Mines Inc. | 2010 Annual Report	40

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Risks related to owning the Company’s common shares

The Company’s shares fluctuate in price.

The market price of the Company’s common shares may fluctuate due to a variety of factors relating to the Company’s business, including the announcement of expanded exploration, development and production activities by the Company and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Company’s mineral reserves, fluctuations in the Company’s operating results, sales of the Company’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about the Company’s strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. In addition, wide price swings are currently common in the markets on which the Company's securities trade. This volatility may adversely affect the prices of the Company's common shares regardless of the Company's operating performance. The market price of the Company’s common shares may experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.

Sales by the Company of additional common shares could affect the market price of the shares and dilute existing shareholders.

Sales of substantial amounts of the Company’s common shares by the Company, for example, in connection with a potential acquisition or to raise additional capital for operations, or to reduce indebtedness, or pursuant to existing agreements, or the availability of a large number of Company common shares that may be available for sale, could adversely affect the prevailing market prices for the Company’s outstanding common shares. A decline in the market price of the Company’s outstanding common shares could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

The Company does not currently anticipate declaring any dividends on its common shares.

The Company has not declared or paid any dividends on its common shares since its incorporation and it has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

Regulation 43-101

The reserve and resource calculations as of December 31, 2010 and December 31, 2009 were performed by qualified persons as defined by Regulation 43-101. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

The reserve calculations of Beaufor and Island Gold mines were prepared using a gold price of US$1,000 (CAN$1,000) per ounce for 2010 and US$850 (CAN$850) per ounce for 2009. The reserve and resource calculation of the Francoeur Mine was based on an amended technical report filed on SEDAR on May 19, 2010 that was prepared by Daniel Adam, Geo., Ph.D. and Raynald Vincent, P. Geo., employees of Richmont Mines who are qualified persons as defined by Regulation 43-101. Francoeur’s reserve calculations for 2010 and 2009 were prepared using a gold price of US$800 (CAN$800) per ounce.

Richmont Mines Inc. | 2010 Annual Report	41

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Company is incorporated under the laws of the Province of Quebec, Canada. All of the Company's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Company or these persons. The Company's Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Compliance with Canadian Securities Regulations

This Annual Report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Richmont Mines Inc. | 2010 Annual Report	42

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in this Report, particularly in the section “Risks and uncertainties”. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

Additional information and continued disclosure

This Management’s Discussion and Analysis was prepared as at February 25, 2011. The Company regularly discloses additional information through news releases, quarterly financial statements and its annual information form (AIF) on the SEDAR Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

Common shares
		2010	2009	2008

Weighted average outstanding		28,686,895	26,107,827	24,047,322
Issued and outstanding		31,230,063	26,103,656	26,113,156
Diluted		33,541,063	28,583,656	28,421,156
Closing price on December 31 (TSX)		$5.11	$3.92	$2.08

Toronto Stock Exchange (TSX) (CAN$)
2010	Share volume	High	Low	Close

First quarter	2,666,140	5.08	3.78	4.02
Second quarter	2,726,612	5.46	3.99	4.69
Third quarter	3,319,694	5.60	4.12	5.22
Fourth quarter	4,290,029	5.71	4.60	5.11
Annual summary	13,002,475	5.71	3.78	5.11

New York Stock Exchange Amex (NYSE Amex) (US$)
2010	Share volume	High	Low	Close

First quarter	5,499,402	5.25	3.50	3.97
Second quarter	4,604,450	5.19	3.94	4.42
Third quarter	3,922,944	5.48	3.90	5.08
Fourth quarter	6,463,598	5.72	4.45	5.11
Annual summary	20,490,394	5.72	3.50	5.11

Richmont Mines Inc. | 2010 Annual Report	43

DEFINITIONS OF RESERVES AND RESOURCES

TABLE OF RESERVES AND RESOURCES
		December 31, 2010			December 31, 2009
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained
Island Gold Mine
Proven Reserves [1]	354,698	6.48	73,848	387,182	8.46	105,333
Probable Reserves [1]	463,368	5.86	87,349	539,961	9.14	158,752
Measured Resources	6,621	4.52	963	-	-	-
Indicated Resources	789,854	7.39	187,548	456,353	10.55	154,813
Inferred Resources	604,729	7.14	138,732	640,614	9.69	199,569

Beaufor Mine
Proven Reserves [1]	81,742	7.53	19,780	47,033	6.63	10,021
Probable Reserves [1]	201,296	7.60	49,218	118,728	9.07	34,616
Measured Resources	85,781	5.47	15,086	96,396	5.78	17,903
Indicated Resources	731,560	6.73	158,367	725,732	6.58	153,469
Inferred Resources	864,709	6.55	182,185	919,214	6.74	199,256

GOLD PROJECTS
Francoeur
Probable Reserves [2]	615,664	6.91	136,749	615,664	6.91	136,749
Indicated Resources	76,449	7.54	18,541	76,449	7.54	18,541
Inferred Resources	202,250	5.95	38,706	202,250	5.95	38,706

Wasamac
Measured Resources	1,715,288	2.81	155,043	-	-	-
Indicated Resources	3,377,892	2.36	256,030	-	-	-
Inferred Resources	11,515,020	2.72	1,007,875	1,282,000	6.92	285,200

Valentine Lake [3]
Inferred Resources				920,000	8.50	251,600

TOTAL GOLD
Proven and Probable Reserves	1,716,768	6.65	366,944	1,708,568	8.11	445,471
Measured and Indicated Resources	6,783,445	3.63	791,578	1,354,930	7.91	344,726
Inferred Resources	13,186,708	3.23	1,367,498	3,964,078	7.64	974,331

[1]	In 2010, based on a price of US$1,000/oz and an exchange rate of 1.00 (in 2009, a price of US$850/oz and an exchange rate of 1.00 was used)
[2]	Reserves were calculated based on a price of US$800/oz and an exchange rate of 1.00 for both 2010 and 2009.
[3]	Richmont Mine’s share – 70%. In January 2011, as Mountain Lake Resources Inc. fulfilled all of the conditions of the agreement signed in February 2009, Richmont has proceeded with the transfer of its 70% interest in the property to Mountain Lake Resources Inc.

Richmont Mines Inc. | 2010 Annual Report	44

DEFINITIONS OF RESERVES AND RESOURCES

Mineral Reserves

Mineral reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve provides a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. Such study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserves

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some cases, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided in order of increasing confidence into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

Richmont Mines Inc. | 2010 Annual Report	45

MANAGEMENT’S REPORT

The consolidated financial statements and all of the information in this report are the responsibility of the management. It is management’s responsibility to select the appropriate accounting policies and to exercise its best judgement in determining reasonable and fair estimates based on Canadian generally accepted accounting principles. Financial information found elsewhere in this report is consistent with the consolidated financial statements. This information and the consolidated financial statements are published with the Board of Directors’ approval.

The management of Richmont Mines Inc. is required to establish and maintain adequate internal control over financial reporting. Richmont Mines Inc.’s internal control over financial reporting is a process designed under the supervision of the President and Chief Executive Officer and the Financial Director to provide reasonable assurance of the reliability of the Company’s financial information and the preparation of the Company’s financial statements for the publication of financial information in accordance with Canadian generally accepted accounting principles.

The Board of Directors assumes its responsibilities for the financial statements primarily through the Audit Committee, made up solely of independent directors. The Audit Committee has reviewed all of the information in this report as well as the annual financial statements and has recommended they be approved by the Board. The Audit Committee also examines on a continuous basis the quarterly financial results and the results of external independent audits of accounting methods and the system of internal controls. The external and internal auditors are free to communicate with the Audit Committee.

The following consolidated financial statements have been audited by Raymond Chabot Grant Thornton LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards. Their audit included the tests and other procedures they deemed necessary under the circumstances. Their independent opinion on the consolidated financial statements is presented hereinafter.

/s/ Martin Rivard	/s/ Nicole Veilleux
Martin Rivard	Nicole Veilleux
President and Chief Executive Officer	Financial Director

February 18, 2011

Richmont Mines Inc. | 2010 Annual Report	46

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (United States) and Canadian securities regulations, for Richmont Mines Inc. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management carried out an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2010. The framework on which such evaluation was based is contained in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on this evaluation, management has concluded that the system of internal control over financial reporting was effective as of December 31, 2010.

Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting at Richmont Mines Inc. as at December 31, 2010, which is presented hereinafter.

/s/ Martin Rivard	/s/ Nicole Veilleux
Martin Rivard	Nicole Veilleux
President and Chief Executive Officer	Financial Director

February 18, 2011

Richmont Mines Inc. | 2010 Annual Report	47

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Richmont Mines Inc.

We have completed integrated audits of Richmont Mines Inc.’s 2010, 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as of December 31, 2010. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Richmont Mines Inc., which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of earnings, comprehensive income, retained earnings, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2010, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risks assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Richmont Mines Inc. as at December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting

We have also audited Richmont Mines Inc. internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on Internal Control over Financial Reporting.

Richmont Mines Inc. | 2010 Annual Report	48

INDEPENDENT AUDITOR’S REPORT

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk and performing such other procedures as we considered necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Richmont Mines Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Raymond Chabot Grant Thornton
Chartered Accountants
Montreal (Canada),  February 18, 2011
1 Chartered accountant auditor permit no. 22865

Richmont Mines Inc. | 2010 Annual Report	49

CONSOLIDATED STATEMENTS OF EARNINGS
Years ended December 31 (in thousands of Canadian dollars)

	2010	2009	2008
	$	$	$

REVENUE
Precious metals	87,182	66,151	66,237
Other (note 4)	3,599	5,733	4,354

	90,781	71,884	70,591

EXPENSES
Operating costs	54,565	48,751	42,998
Royalties	2,075	1,563	1,591
Custom milling	1,863	3,708	1,785
Administration	4,571	3,681	3,665
Exploration and project evaluation (note 5)	7,217	7,066	10,547
Accretion expense - asset retirement obligations (note 6)	287	240	182
Depreciation, depletion and write-off	8,118	5,696	5,687
Loss (gain) on disposal of long term assets (note 7)	(489)	(594)	29

	78,207	70,111	66,484

EARNINGS BEFORE OTHER ITEMS	12,574	1,773	4,107

MINING AND INCOME TAXES (note 8)	3,691	1,475	437

NET EARNINGS	8,883	298	3,670

NET EARNINGS (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(128)	(38)	2,035

NET EARNINGS ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	9,011	336	1,635

NET EARNINGS PER SHARE
basic and diluted	0.31	0.01	0.07

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	28,687	26,108	24,047

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	29,016	26,215	24,047

The accompanying notes are an integral part of the consolidated financial statements.

Richmont Mines Inc. | 2010 Annual Report	50

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME,
RETAINED EARNINGS AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Years ended December 31 (in thousands of Canadian dollars)

	2010	2009	2008
	$	$	$

COMPREHENSIVE INCOME
Net earnings	8,883	298	3,670

Comprehensive income, net of income taxes:
Change in unrealized gain (loss) on available-for-sale investments	1,071	169	(599)
Realized losses (gains) on sale of available-for-sale investments included in net earnings	(210)	23	11
	861	192	(588)

Comprehensive income	9,744	490	3,082

Comprehensive income attributable to:
Richmont Mines shareholders	9,872	528	1,047
Non-controlling interests	(128)	(38)	2,035

	9,744	490	3,082
RETAINED EARNINGS
DEFICIT, BEGINNING OF YEAR	(2,789)	(3,096)	(4,647)

Net earnings attributable to Richmont Mines shareholders	9,011	336	1,635

Excess of acquisition cost over the non-controlling interests (note 3)	(5,125)	-	-

Redemption of shares (note 11)	-	(29)	(84)

RETAINED EARNINGS (DEFICIT), END OF YEAR	1,097	(2,789)	(3,096)

ACCUMULATED OTHER COMPREHENSIVE INCOME

BALANCE, BEGINNING OF YEAR	(44)	(236)	352

Changes in other comprehensive income for the year attributable to Richmont Mines shareholders	861	192	(588)

BALANCE, END OF YEAR	817	(44)	(236)

RETAINED EARNINGS (DEFICIT) AND ACCUMULATED OTHER COMPREHENSIVE INCOME, END OF YEAR	1,914	(2,833)	(3,332)

The accompanying notes are an integral part of the consolidated financial statements.

Richmont Mines Inc. | 2010 Annual Report	51

CONSOLIDATED BALANCE SHEETS
December 31 (in thousands of Canadian dollars)

	2010	2009
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	40,030	21,139
Shares of publicly-traded companies	1,311	741
Accounts receivable	1,892	1,213
Mining and income taxes receivable	1,745	1,500
Exploration tax credits receivable	3,474	1,348
Inventories (note 9)	7,364	7,360

	55,816	33,301

DEPOSITS RESTRICTED (note 6)	290	106

PROPERTY, PLANT AND EQUIPMENT (note 10)	61,540	51,823

	117,646	85,230

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	9,262	7,130
Mining and income taxes payable	2,674	1,235

	11,936	8,365

ASSET RETIREMENT OBLIGATIONS (note 6)	6,366	5,928

FUTURE MINING AND INCOME TAXES (note 8)	2,493	976

	20,795	15,269
SHAREHOLDERS’ EQUITY

Capital stock (note 11)	88,598	64,675
Contributed surplus (note 12)	6,339	6,133
Retained earnings (deficit)	1,097	(2,789)
Accumulated other comprehensive income (loss)	817	(44)
Non-controlling interests (note 3)	-	1,986

	96,851	69,961

	117,646	85,230

Commitments and subsequent events (note 15)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

/s/ Martin Rivard	/s/ Michael Pesner
Martin Rivard	Michael Pesner
Director	Director

Richmont Mines Inc. | 2010 Annual Report	52

CONSOLIDATED STATEMENTS OF CASH FLOW
Years ended December 31 (in thousands of Canadian dollars)

	2010	2009	2008
	$	$	$

CASH FLOW FROM OPERATING ACTIVITIES
Net earnings	8,883	298	3,670
Adjustments for:
Depreciation, depletion and write-off	8,118	5,696	5,687
Stock-based compensation	803	484	526
Accretion expense - asset retirement obligations	287	240	182
Loss (gain) on disposal of long term assets	(489)	(594)	29
Loss (gain) on disposal of shares of publicly-traded companies	(210)	23	11
Future mining and income taxes	1,517	(110)	(359)

	18,909	6,037	9,746

Net change in non-cash working capital items (note 13)	(410)	(3,070)	2,371

	18,499	2,967	12,117

CASH FLOW USED IN INVESTING ACTIVITIES
Restricted cash and deposits	(184)	10	-
Disposal of shares of publicly-traded companies	501	199	689
Property, plant and equipment - Francoeur Mine	(9,144)	(1,976)	-
Property, plant and equipment - Island Gold Mine	(4,650)	(4,318)	(3,079)
Property, plant and equipment - Beaufor Mine	(2,462)	(1,092)	(127)
Other property, plant and equipment	(518)	(626)	(1,987)
Disposal of long term assets	533	9	91
Redemption of non-controlling interests	(325)	-	-
Acquisition of Patricia Mining Corp.	-	-	(6,984)
Cash received from an advance to a minority partner	-	-	750

	(16,249)	(7,794)	(10,647)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issue of common shares	17,981	82	25
Common share issue costs	(1,340)	-	-
Redemption of common shares	-	(137)	(768)
Repayment of the long-term debt	-	-	(1,950)
Distribution to a minority partner	-	-	(47)

	16,641	(55)	(2,740)

Net increase (decrease) in cash and cash equivalents	18,891	(4,882)	(1,270)

Cash and cash equivalents, beginning of year	21,139	26,021	27,291

Cash and cash equivalents, end of year (note 18 d))	40,030	21,139	26,021

The accompanying notes are an integral part of the consolidated financial statements.

Richmont Mines Inc. | 2010 Annual Report	53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

Richmont Mines Inc. (the “Company”), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1.	Significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. As described in note 20, these principles differ in certain material respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States. The significant accounting policies followed by the Company are as follows:

a)	Basis of consolidation

These consolidated financial statements reflect the accounts of the Company and of its subsidiaries: Camflo Mill Inc. (100%) and Louvem Mines Inc. (70% and 100% since June 30, 2010).

All inter-company transactions have been eliminated.

The Company’s 55% interest in the Island Gold Mine is consolidated until December 15, 2008 using the principles outlined in AcG-15, on the consolidation of variable interest entities due to an agreement for the financing of the interest held by the other participant of the development costs of the project. On December 16, 2008, the Company became full owner at 100% of the Island Gold Mine.

b)	Revenue recognition

Precious metals revenue, based on spot metal prices, is recorded on delivery when rights and obligations related to ownership are transferred to the purchaser and reasonable assurance regarding collectibility of the consideration exists. Milling revenue is recorded when the service of ore processing is rendered and reasonable assurance regarding collectibility of the consideration exists.

c)	Financial assets and liabilities

All financial assets and liabilities are initially estimated and recorded at fair value. Subsequently, all financial instruments are classified in one of the following five categories: held-for-trading financial assets, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet either through a sale or when a permanent decline in value is recognized. Gains and losses arising from the revaluation of held-for-trading financial assets and liabilities are included in consolidated statement of earnings.

Cash is classified as assets held-for-trading. Shares of publicly-traded companies are classified as available-for-sale financial assets, accounts receivable and term deposits are classified as loans and receivables, and accounts payable and accrued charges are classified as other financial liabilities.

d)	Cash and cash equivalents

Cash and cash equivalents comprise cash, term deposits, discount notes and banker’s acceptances with original maturity dates of less than 3 months.

e)	Shares of publicly-traded companies

Shares of publicly-traded companies include investments in shares of publicly-traded companies and are recorded at fair value.

f)	Inventories

Supply, ore and precious metals inventories are valued at the lower of cost and net realizable value. The cost of inventories is determined using the weighted average cost formula. The cost of inventories is recognized as an operating cost expense in consolidated statement of earnings.

Richmont Mines Inc. | 2010 Annual Report	54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

g)	Exploration properties

The acquisition costs of exploration properties are capitalized as property, plant and equipment. Mining exploration expenditures are expensed as incurred until the date when the property is identified as having a development potential.

h)	Property, plant and equipment

Property, plant and equipment are recorded at cost, net of related government assistance. Expenditures incurred on properties identified as having development potential are capitalized as property, plant and equipment. Costs include interest on funds borrowed during a construction period and future costs of asset retirement obligation. Upon commencement of commercial production, construction costs are transferred to the various categories of property, plant and equipment. Property, plant and equipment at mine sites are depleted in accordance with the number of ounces sold on cost basis less residual values. The depletion rate is calculated according to the units-of-production method, using Proven and Probable Reserves. The estimated period of depletion is from 2 to 5 years according to the reserves of each production site. Depreciation of corporate assets is calculated using the straight-line method based on their anticipated useful lives which vary from 2 to 20 years. During the fiscal year, the Company revised the estimated useful life of its corporate office from 10 to 20 years. This revised estimation was recognized prospectively and, consequently, the annual depreciation and depletion cost is reduced by $49.

The Company periodically reviews the carrying amount of its property, plant and equipment. When the net carrying value of an asset exceeds the sum of the undiscounted estimated future cash flows expected to result from its use and eventual disposal, an impairment loss is recorded in the results of operations to adjust the asset at its fair value. The fair value is based on the present value of the estimated future cash flows.

Net estimated undiscounted future cash flows from each mine and properties under development are calculated based on anticipated future metal production (Proven and Probable Reserves), estimated future realized metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates.

i)	Future mining and income taxes

The Company accounts for mining and income taxes using the asset and liability method. Under this method, future tax assets and liabilities are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted rates expected to be applied in the years in which these temporary differences are expected to be recovered or settled. The impact on future tax assets and liabilities of a change in tax rates is recognized in the statement of earnings in the year in which the revised tax rate comes into effect. The Company records a valuation allowance against future tax assets if according to the available information, it is more likely than not that some or all of future tax assets will not be realized.

The Company renounces to tax deductions relating to resource expenditures that are financed by the issuance of flow-through shares to the benefit of its shareholders, in accordance with current tax legislation. Future income taxes related to the temporary differences resulting from this renunciation are recorded, at the time of the renunciation with a corresponding reduction of capital stock.

j)	Environmental costs

The Company is subject to environmental laws and regulations enacted by federal and provincial authorities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of property, plant and equipment. Depreciation and depletion are charged to earnings over the estimated future benefit period of the assets. Environmental expenditures, that are not expected to provide a benefit to the Company in future periods, are accrued and expensed to earnings, on a site-by-site basis, when a requirement to remedy an environmental exposure is probable and a cost can be reasonably estimated.

Richmont Mines Inc. | 2010 Annual Report	55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

k)	Asset retirement obligations

Total estimated cash flows required to settle the obligations arising from environmentally acceptable closure plans are discounted using a credit-adjusted risk-free interest rate and are recorded as a liability with a corresponding increase to property, plant and equipment and, thereafter, depleted in accordance with the units-of-production method using Proven and Probable Reserves. The asset retirement obligations are adjusted for accumulated accretion in accordance with the expected timing of payment of the cash flows required to settle these obligations.

l)	Foreign currency translation

Transactions included in the statement of earnings are translated at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. Exchange gains or losses are included in earnings for the year.

m)	Exploration tax credits

Exploration tax credits are recorded as a reduction of exploration expenses or as a reduction of property, plant and equipment.

n)	Net earnings (loss) per share

Basic net earnings (loss) per share are the result of net earnings (loss) divided by the weighted average number of shares outstanding during the year. Diluted earnings per share are determined by taking into account the dilutive effect of arrangements to issue common shares as if they were exercised or converted at the beginning of the year or at the grant date when the grant date occurs after the beginning of the year. The treasury-stock method is used to determine the dilutive effect of stock options. This method assumes that the proceeds from the exercise of stock options are used to redeem common shares at the average trade price during the year.

o)	Guarantees

A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments (either in cash, financial instruments, other assets, the issuance of shares or providing services) to the other party, following, i) changes in the interest rate, foreign exchange rate, stock price, commodity price, an index, a fair value or another element that is related to an asset, a liability or an equity security of the other party, ii) a third party failure to perform under an obligation agreement or iii) the default by a third party to reimburse its debt when it becomes due. In management’s opinion, the Company does not have significant guarantees, other than those disclosed in note 6 c).

p)	Stock-based compensation

The Company uses the fair value method based on the Black-Scholes pricing model to record the compensation cost related to the issue of stock options to its employees, its directors and its officers over the vesting period with a corresponding credit to contributed surplus.

q)	Pension plan

The Company maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of employee salaries. The Company does not offer any other post-retirement benefits to its employees.

r)	Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of contingent assets and liabilities and the recorded amounts of related revenue and expenses. Significant areas requiring the use of management estimates relate to the useful life of assets for amortization and depletion purposes and for the valuation of their residual value and net recoverable amount, the calculation of the asset retirement obligations, the calculation of stock-based compensation and mining and income taxes. Accordingly, actual results could differ from these estimates.

Richmont Mines Inc. | 2010 Annual Report	56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

2.	2010 Accounting changes

Business combinations, consolidated financial statements and non-controlling interests
During the second quarter of 2010, the Company decided to early adopt section 1582, “Business Combinations”, which replaces section 1581 of the same name, and sections 1601, “Consolidated Financial Statements” and 1602, “Non-Controlling Interests”, which together replace section 1600, “Consolidated Financial Statements”. These new sections harmonize significant aspects of Canadian accounting standards with the International Financial Reporting Standards (“IFRS”) that will be mandated for entities with fiscal years beginning on or after January 1, 2011. These sections are applied for business combinations that occurred on or after January 1, 2010 except for Section 1602 “Non-Controlling Interests” which is applied retrospectively.

Section 1582 requires that all business acquisitions be measured at the fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages. The section also establishes new guidance on the measurement of consideration given and the recognition and measurement of assets acquired and liabilities assumed in a business combination. Furthermore, under this new guidance, acquisition costs, which were previously included as a component of the consideration given, and any negative goodwill resulting from the allocation of the purchase price, which was allocated as a reduction of non-current assets acquired under the previous standard, will be recorded in earnings in the current period.

Sections 1601 and 1602 dealing with consolidated financial statements require an entity to measure non-controlling interests upon acquisition either at fair value or at the non-controlling interests’ proportionate share of the acquirer’s identifiable net assets. In addition, in the case where one entity controls another entity, changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The new sections also require non-controlling interests to be presented as a separate component of shareholders’ equity. Application of the sections had an impact on the accounting of the acquisition of the non-controlling interests (note 3). Presentation of the non-controlling interests was also modified.

3.	Redemption of the non-controlling interests of a subsidiary

On May 18, 2010, Richmont reached an agreement with Louvem Mines Inc.’s (“Louvem”) shareholders regarding the Company’s proposed acquisition of the 30% of the issued and outstanding shares of Louvem that it did not previously own. Under terms of the transaction, 9222-0383 Quebec Inc., a wholly-owned subsidiary of Richmont, and Louvem merged on June 30, 2010, and formed a new company of the same name, namely Louvem Mines Inc. (“New Louvem”). On the date of the merger, New Louvem shareholders, other than Richmont, received one Richmont common share for each 5.4 New Louvem shares held. As a result, Richmont issued a total of 1,425,407 common shares at a price of $4.69, which was the closing price on the date of issue (this represents a total value of $6,685). In addition, Richmond paid a cash amount of $74 to shareholders with fractional share counts and incurred transaction-related fees of $251.

An adjustment of $5,125 was recorded in the Consolidated Statement of Retained Earnings, which represents the difference between the $7,010 total cost of the acquisition of the non-controlling interests (including transaction related fees) and its book value of $1,885.

4.	Other revenue

Other revenue includes interest income on cash, variation on fair value on cash equivalents of $177 ($135 in 2009 and $661 in 2008), gain and loss on disposal of shares of publicly-traded companies, foreign exchange gain ($9 in 2009 and $859 in 2008) and revenue from custom milling.

Richmont Mines Inc. | 2010 Annual Report	57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

5.	Exploration and project evaluation

	2010	2009	2008
	$	$	$

Island Gold Mine	4,561	3,136	2,293
Beaufor Mine	2,584	3,006	2,921
Francoeur Mine	151	1,812	109
Wasamac property	1,712	82	64
Cripple Creek property	838	23	18
Monique property	289	2	1
Golden Wonder and Valentine Lake properties	-	-	4,549
Other properties	104	47	12
Project evaluation	443	305	373

	10,682	8,413	10,340

Exploration tax credits	(3,465)	(1,347)	(643)
Reversal of exploration tax credits recorded in 2007 a)	-	-	850

	7,217	7,066	10,547

a)	In June 2008, when the Company filed its 2007 income tax returns, the Company reduced its current taxes by using carried forward fiscal expenses instead of using exploration tax credit, as it planned and recorded in 2007.

6.	Asset retirement obligations

The Company’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has therefore recorded the asset retirement obligations of its mining sites based on management’s best estimate of the future costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

Richmont Mines Inc. | 2010 Annual Report	58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

a)	Information used in the calculation of obligations

The following table sets forth the assumptions used in the calculation of the asset retirement obligations for the years ended December 31, 2010 and 2009:

	Total amount	Anticipated
	of the estimated	cash flow	Credit-adjusted
	cash flow	payment schedule	risk-free rate
	$		%
2010

Beaufor Mine	689	2013	4.0 and 5.5
Island Gold Mine	1,355	2015	4.0 and 5.5
Camflo Mill	3,998	2016	5.5
Francoeur Mine	634	2016	4.0 and 5.5

	6,676

2009

Beaufor Mine	604	2012	4.0 and 5.5
Island Gold Mine	1,190	2015	4.0 and 5.5
Camflo Mill	4,080	2016	5.5
Francoeur Mine	636	2016	4.0 and 5.5

	6,510

In 2009, cash payment schedules were revised from 2012 to 2016 for the Camflo Mill and the Francoeur Mine and from 2013 to 2015 for the Island Gold Mine.

b)	Changes in obligations

The following table sets forth the movement of the asset retirement obligations for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
	$	$	$

Balance, beginning of year	5,928	4,664	3,358
Accretion expense	287	240	182
Changes to estimated cash flow and payment schedules	151	1,024	1,164
Changes in liability related to the acquisition of Patricia Mining Corp.	-	-	(40)

Balance, end of year	6,366	5,928	4,664

Richmont Mines Inc. | 2010 Annual Report	59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

c)	Deposits restricted and letters of credit

As at December 31, 2010, the Company has $106 in deposits restricted with Quebec’s government, $184 in deposits restricted with Ontario’s government and a credit facility is available to the Company in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.85% (0.85% in 2009). The following table provides the allocation of deposits restricted and letters of credit issued as at December 31, 2010:

	2010	Date of
	$	renewal

Deposits restricted
Island Gold Mine (Lochalsh property)	184
Beaufor Mine	52
Francoeur Mine	54

	290
Letters of credit
Camflo Mill	1,332	January 20, 2011
Island Gold Mine (Kremzar property)	797	January 26, 2011

	2,129

As at December 31, 2009, the Company had guaranteed the restoration of its mining sites by $106 in deposits restricted with Quebec’s government and by the pledge of letters of credit amounting to $2,106.

7.	Loss (gain) on disposal of long term assets

The loss (gain) on disposal of long term assets includes the following items:

	2010	2009	2008
	$	$	$

Corporate building a)	(496)	-	-
Valentine Lake property b)	-	(650)	-
Mining equipment	7	56	29

	(489)	(594)	29

a)	On January 4, 2010, the Company sold a corporate building with a net book value of $34 for a cash consideration of $530.

b)	On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. On December 31, 2010, Mountain Lake owns a 30% interest in the Property (note15). Mountain Lake, as an option fee, has issued, in April 2009, 2,500,000 common shares to the Company for a fair value of $650, or $0.26 per share.

Richmont Mines Inc. | 2010 Annual Report	60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

8.	Mining and income taxes

The income tax expense attributable to earnings differs from the amounts computed by applying the combined federal and provincial income tax rate of 30.56% (32.41% in 2009 and 32.23% in 2008) to earnings before mining and income taxes as a result of the following:

	2010	2009	2008
	$	$	$

Earnings before mining and income taxes	12,574	1,773	4,107

Tax expense at combined statutory rate	3,842	575	1,324
Increase (decrease) in mining and income taxes resulting from:
Resource allowance deduction	(426)	(193)	(204)
Deductible mining taxes	(317)	5	(601)
Part XII.6 tax	176	-	-
Change in the valuation allowance	(609)	(3,483)	(931)
Impact of the change in tax rates	(407)	669	98
Prior years future income taxes adjustment	(8)	3,395	123
Non deductible expenses	256	41	195
Other	124	182	(483)

Income taxes	2,631	1,191	(479)
Mining tax	1,060	284	916

Total mining and income tax expense	3,691	1,475	437

Mining and income tax expense consist of:

	2010	2009	2008
	$	$	$

Current taxes	2,174	1,585	796
Future taxes	1,517	(110)	(359)

	3,691	1,475	437

Richmont Mines Inc. | 2010 Annual Report	61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

The tax effect of temporary differences, that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2010 and 2009, are presented below:

	2010	2009
	$	$

Long-term future tax asset:
Property, plant and equipment	3,562	2,399
Asset retirement obligations	2,035	1,870
Harmonization of Ontario’s fiscal credits	447	582
Share issue costs	298	94
Losses carried forward	383	1,955
Deductible future mining taxes	532	215

Future tax asset	7,257	7,115
Less valuation allowance	(6,348)	(6,589)

	909	526

Long-term future tax liability:
Property, plant and equipment	(2,743)	(1,222)
Exploration credit	(547)	(280)
Shares of publicly-traded companies	(112)	-

	(3,402)	(1,502)

Net long-term future tax liability	(2,493)	(976)

As presented on consolidated balance sheets:
Future mining and income tax asset	-	-
Future mining and income tax liability	(2,493)	(976)

	(2,493)	(976)

Non-refundable provincial tax credits of $3,399 and non-refundable federal tax credits of $2,400, which may be used within the next ten to twenty years to reduce income taxes otherwise payable, have not been accounted for by the Company.

At December 31, 2010, the Company has net operating Quebec losses carry forwards of approximately $7,146 which expire at various dates through 2025.

9.	Inventories

	2010	2009
	$	$

Precious metals	903	1,859
Ore	4,003	3,146
Supplies	2,458	2,355

	7,364	7,360

During the year, no write-down of inventories was recorded as an expense ($71 in 2009). There was no reversal of write-down in 2010 and 2009.

Richmont Mines Inc. | 2010 Annual Report	62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

10.	Property, plant and equipment

	Mining sites under production						Corporate office			Mine under development	Total
	Mining properties a)	Development costs	Buildings	Equipment	Asset retirement obligations	Total	Buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2010	1,564	45,767	6,588	14,079	3,435	71,433	1,476	560	2,036	2,442	75,911

Acquisitions	350	4,482	826	2,157	-	7,815	-	28	28	9,858	17,701

Disposals and write-off	(103)	-	-	(339)	-	(442)	(311)	-	(311)	-	(753)

Transfers	-	-	-	(44)	-	(44)	-	(9)	(9)	41	(12)

Revised costs	-	-	-	-	151	151	-	-	-	-	151

Balance at Decembre 31, 2010	1,811	50,249	7,414	15,853	3,586	78,913	1,165	579	1,744	12,341	92,998

Depreciation and depletion

Balance at January 1, 2010	888	13,632	2,571	4,841	1,068	23,000	648	413	1,061	27	24,088

Depreciation and depletion	28	5,175	547	1,534	322	7,606	42	46	88	-	7,694

Disposals and write-off	-	-	-	(35)	-	(35)	(277)	-	(277)	-	(312)

Transfers	-	-	-	(12)	-	(12)	-	-	-	-	(12)

Balance at December 31, 2010	916	18,807	3,118	6,328	1,390	30,559	413	459	872	27	31,458

Carrying amount at December 31, 2010	895	31,442	4,296	9,525	2,196	48,354	752	120	872	12,314	61,540

Richmont Mines Inc. | 2010 Annual Report	63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

	Mining sites under production						Corporate office			Mine under development	Total
	Mining properties a)	Development costs	Buildings	Equipment	Asset retirement obligations	Total	Buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2009	1,564	42,859	5,955	12,518	2,493	65,389	1,476	736	2,212	-	67,601

Acquisitions	-	3,724	633	1,942	-	6,299	-	40	40	2,239	8,578

Disposals and write-off	-	(816)	-	(115)	(82)	(1,013)	-	(176)	(176)	-	(1,189)

Transfers	-	-	-	(266)	-	(266)	-	(40)	(40)	203	(103)

Revised costs	-	-	-	-	1,024	1,024	-	-	-	-	1,024

Balance at Decembre 31, 2009	1,564	45,767	6,588	14,079	3,435	71,433	1,476	560	2,036	2,442	75,911

Depreciation and depletion

Balance at January 1, 2009	860	10,936	2,131	3,959	651	18,537	550	475	1,025	-	19,562

Depreciation and depletion	28	3,512	440	1,021	499	5,500	98	71	169	27	5,696

Disposals and write-off	-	(816)	-	(36)	(82)	(934)		(133)	(133)	-	(1,067)

Transfers	-	-	-	(103)	-	(103)	-	-	-	-	(103)

Balance at December 31, 2009	888	13,632	2,571	4,841	1,068	23,000	648	413	1,061	27	24,088

Carrying amount at December 31, 2009	676	32,135	4,017	9,238	2,367	48,433	828	147	975	2,415	51,823

a)

On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. On December 31, 2010, Mountain Lake owns a 30% interest in the Property.

Mountain Lake may exercise the option over a five-year period by making option payments to Richmont for an additional $3,000 and by incurring $1,000 in exploration and development expenditures on the Property within that timeframe. The option payments may be in cash, or 50% in cash and 50% in Mountain Lake common shares, at the sole election of Mountain Lake. The option payments can be made in instalments by the second, third, and fourth years of the five-year period. Moreover, $500 of the exploration and development expenditures must be incurred by the end of the second year and the remaining $500 must be incurred by the end of the fifth year. On January 25, 2011, Mountain Lake exercised its option (note 15).

During the year ended December 31, 2010, the Beaufor Mine’s average depletion rate was 65 dollars per ounce sold ($43 in 2009 and $41 in 2008), the Island Gold Mine’s average depletion rate was 128 dollars per ounce sold ($104 in 2009 and $100 in 2008). Camflo Mill has an average depletion rate of 0.92 dollars per processed tonnes for the year ended December 31, 2010 ($2.14 in 2009 and $1.25 in 2008).

Richmont Mines Inc. | 2010 Annual Report	64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

11.	Capital stock

Authorized: Unlimited number of common shares with no par value

	Number	2010	Number	2009	Number	2008
	of shares	Amount	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$	(thousands)	$

Issued and paid:

Common shares
Balance, beginning of year	26,104	64,675	26,113	64,672	24,053	61,016
Issue of shares for cash a)
Common	3,300	16,500	-	-	-	-
Exercise of stock options	401	2,078	34	111	9	34
Issue of shares in exchange for non-controlling interests a)	1,425	6,685	-	-	-	-
Issue of shares related to Patricia Mining’s acquisition	-	-	-	-	2,347	4,375
Common shares issue costs a)	-	(1,340)	-	-	-	-
Redemption of shares b)	-	-	(43)	(108)	(296)	(753)

Balance, end of year	31,230	88,598	26,104	64,675	26,113	64,672

a)	Issue of shares

In 2010, the Company issued 401,000 common shares (34,000 in 2009 and 9,000 in 2008) following the exercise of stock options and received cash proceeds in the amount of $1,481 ($82 in 2009 and $25 in 2008). Contributed surplus was reduced by $597 ($29 in 2009 and $9 in 2008) which represents the fair value of the exercised stock options.

In June 2010, the Company issued, through a public offering, 3,300,000 common shares at $5.00 each, for gross proceeds of $16,500. An amount of $1,340 has been incurred relating to the issuance of common shares, creating a non recorded future tax asset of $368.

On June 30, 2010, the Company issued 1,425,407 common shares at a price of $4.69 each, which is the closing price on the date of issue, as a result of the acquisition of the non-controlling interests of a subsidiary (note 3). Consequently, an amount of $6,685 was recorded to capital stock.

b)	Redemption of shares

In December 2008, the Company had made a normal course issuer bid to purchase its outstanding common shares. The Company could purchase between December 5, 2008 and December 4, 2009, up to 1,188,000 common shares, representing approximately 5% of the 23,776,653 common shares of the Company issued and outstanding on November 21, 2008.

In 2009, the Company redeemed and cancelled 43,500 common shares (296,200 in 2008) for $137 in cash ($768 in 2008). This transaction increased the deficit by $29 ($84 in 2008) and increased the contributed surplus by $0 ($69 in 2008).

Richmont Mines Inc. | 2010 Annual Report	65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

c)	Stock Option Purchase Plan

The Company has a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002, 2003, 2007 and 2009, the Company may grant options for up to 5,245,000 common shares. The exercise price of each option is the market price of the Company’s stock on the previous day of the grant and the maximum term of the options granted is 10 years. 20% of the options are vested on the grant date and vest cumulatively thereafter on every anniversary date over a total length of four years. However, on February 4, 2010, the Board of Directors decided to grant its members remuneration that is partly based on share options, that are vested in thirds one year after the grant date and then vest cumulatively thereafter on every anniversary date over a total length of three years.

A summary of the status, in 2010 and 2009, of the Company’s Stock Option Purchase Plan, and changes during the years then ended, is presented below:

		2010		2009
		Weighted		Weighted
	Number	average	Number	average
	of options	exercise price	of options	exercise price
	(thousands)	$	(thousands)	$

Options outstanding, beginning of year	2,480	3.53	2,308	3.84
Granted	846	4.52	490	3.18
Exercised	(401)	3.69	(34)	2.42
Cancelled	(109)	3.97	(91)	4.01
Expired	(505)	5.27	(193)	6.34

Options outstanding, end of year	2,311	3.46	2,480	3.53

Exercisable options, end of year	1,098	3.11	1,529	3.90

The following table summarizes information about the Stock Option Purchase Plan at December 31, 2010:

	Options outstanding at December 31, 2010			Exercisable options at
				December 31, 2010
Exercise	Number	Weighted average	Weighted average	Number	Weighted average
price	of options	remaining contractual	exercise price	of options	exercise price
	(thousands)	life (years)	$	(thousands)	$

$1.80 to $2.07	411	3.0	1.91	203	1.89
$2.74 to $4.04	1,014	2.1	3.17	720	3.11
$4.12 to $5.41	886	3.6	4.51	175	4.51

	2,311	2.8	3.46	1,098	3.11

During 2010, the Company granted 846,000 stock options (490,000 in 2009 and 445,000 in 2008) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black- Scholes option pricing model, is $2.10 ($1.45 in 2009 and $0.76 in 2008).

The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	2010	2009	2008

Risk-free interest rate	2.2%	2.3%	3.2%
Expected life	4 years	4 years	4 years
Expected volatility	62%	56%	39%
Expected dividend yield	0.0%	0.0%	0.0%

In 2010, the stock-based compensation costs charged to earnings amount to $803 ($484 in 2009 and $526 in 2008).
The contributed surplus was increased by the same amounts.

Richmont Mines Inc. | 2010 Annual Report	66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

12.	Contributed surplus

	2010	2009
	$	$

Balance, beginning of year	6,133	5,678

Stock-based compensation	803	484
Options exercised	(597)	(29)

Balance, end of year	6,339	6,133

13.	Consolidated statements of cash flow

	2010	2009	2008
	$	$	$

Change in non-cash working capital items

Accounts receivable	(679)	(227)	151
Mining and income taxes receivable (payable)	1,194	(368)	250
Exploration tax credits receivable	(2,126)	(716)	935
Inventories	(4)	(1,348)	(126)
Accounts payable and accrued charges	1,205	(411)	1,161

	(410)	(3,070)	2,371

Supplemental information
Cash received (paid) during the year:
Interests	220	175	1,188
Mining and income taxes	364	(1,391)	(372)
Items not affecting cash and cash equivalents:
Property, plant and equipment increase as a result of the revision of the estimated payment schedule and the estimated cash flow of the asset retirement obligations	151	1,024	1,164
Common shares of public company received as consideration from disposal of mining assets (note 7)	-	650	-
Issue of shares in exchange for non-controlling interests	6,685	-	4,375
Distribution presented as a reduction of the advance to a minority partner	-	-	904
Distribution presented as a reduction of contribution from a minority partner	-	-	90
Distribution presented as a reduction of accounts receivable	-	-	129

Accounts payable and accrued charges related to development projects and other property, plant and equipment	1,691	764	255

14.	Pension plan

The Company contributes a percentage of its Canadian payroll expense to a defined contribution plan. The expense in 2010 was $520 ($464 in 2009 and $357 in 2008).

Richmont Mines Inc. | 2010 Annual Report	67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

15.	Commitments and subsequent events

On January 24, 2011, the Company received $3,000 for the sale of its 70% interest in the Valentine Lake property located in Central Newfoundland. In accordance with a letter agreement, Mountain Lake Resources Inc. paid the Company an option fee of 2,500,000 of its common shares in April 2009, has incurred an amount of $1,000 of exploration and development expenditures on the property, and paid a sum of $3,000 in cash, as agreed to by the parties, which will give rise to a gain on the disposal of mining assets, in January 2011, for the same amount.

By virtue of an agreement to acquire 19% of the Monique property currently owned by SOQUEM, the Company undertook to complete $400 of exploration work on the property on or before February 28, 2011. As at December 31, 2010, $289 of exploration work had been completed. Once the acquisition has been completed, the Company will own 100% of the Monique property.

The Company is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

The Company is committed, under a lease expiring in November 2014, to pay a sum of $249 for a space. Minimum lease payments for the next four years amount to $64 in 2011, 2012 and 2013 and to $57 in 2014.

16.	Contingency

A fully owned subsidiary, acquired in December 2008, is currently being subject to a tax review concerning a December 2006 financing done through the issuance of flow-through common shares. Patricia Mining Corp., now no longer in operations, entered into agreements with subscribers which required it to incur $1,990 of Canadian Exploration Expenses by December 31, 2007. According to governmental authorities, an amount of $1,511 of exploration expenses was not incurred by that date. The Company disagrees and intends to challenge this position. At this time, it is not possible to determine if there are any negative tax consequences for investors, or if there are any related amounts to be paid by the Company.

In addition, the Company is involved in a normal course litigation. Management is of the opinion that the basis of this litigation is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

17.	Capital disclosures

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to support ongoing exploration programs and the development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

The Company defines its capital as its shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and shares of publicly-traded companies. The Company is not subject to externally imposed capital requirements. The Company’s management of capital remained unchanged since the previous year.

Richmont Mines Inc. | 2010 Annual Report	68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

18.	Financial instruments and risk management

a)	Fair value of financial instruments

The Company has classified its cash as assets held-for-trading, its shares of publicly-traded companies as available-for-sale financial assets, its term deposits and accounts receivable as loans and receivables, and its accounts payable and accrued charges as other financial liabilities as defined by the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.

The following table presents the carrying amounts and fair values of each financial instruments category:

	December 31, 2010		December 31, 2009
	Book	Fair	Book	Fair
	value	value	value	value
	$	$	$	$

Held-for-trading financial assets
Cash a)	28,470	28,470	10,253	10,253

Available-for-sale financial assets
Shares of publicly-traded companies b)	1,311	1,311	741	741

Loans and receivables
Accounts receivable a)	116	116	194	194
Term deposits a)	11,560	11,560	10,886	10,886

	11,676	11,676	11,080	11,080

Other financial liabilities
Accounts payable and accrued charges a)	9,143	9,143	7,078	7,078

a)

The Company owns and assumes financial assets and liabilities such as cash, accounts receivable, term deposits, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

b)	The fair value of shares of publicly-traded companies is the bid price.

The variation on fair value of cash equivalents is $177 ($135 in 2009 and $661 in 2008) and interest income from the advance to a minority partner was $245 in 2008.

b)	Fair value hierarchy

Financial instruments recognized at fair value on the Consolidated Balance Sheet must be classify fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurement, the fair value hierarchy levels are as follow:

Level 1:	quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
Level 2:	valuation techniques based on inputs other than quoted prices included in level 1, that are either directly or indirectly observable;
Level 3:	valuation techniques with significant unobservable market inputs.

The fair value measurements of shares of publicly-traded companies have been classified at level one from the fair value hierarchy. This valuation is based on bid price of the stock.

Richmont Mines Inc. | 2010 Annual Report	69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

c)	Market risk

The Company is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Company manages its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Company is also exposed to share price fluctuations of the shares that it holds in shares of publicly-traded companies and to fluctuations of interest rates for its cash and cash equivalents. The risks and the management of those risks were unchanged compared to previous years.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Company does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

Foreign exchange risk

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Company can occasionally enter into various types of foreign exchange contracts. During the years 2010, 2009 and 2008, the Company did not enter into any forward exchange contracts. At December 31, 2010 and 2009, assets and liabilities denominated in US dollars are not significant.

Commodity price risk

For its gold production, the Company can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to fluctuation of gold price is unchanged from the previous years. In 2010, 2009 and 2008, the Company did not enter into any hedging contracts for its gold production.

Interest rate risk

The cash and cash equivalents carry interest and therefore, the Company is exposed to a variation of their interest rate at their renewal. Based on the exposures as at December 31, 2010, and assuming that all other variables remain constant, an increase or decrease of 25 basis point of the interest rate would result in an increase or decrease of $97 in net earnings.

d)	Credit risk

Financial instruments that expose the Company to market risk and to a credit risk consist of cash and cash equivalents and accounts receivable. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At December 31, 2010, the Company’s cash and term deposits are held through three financial institutions (at December 31, 2009 and 2008, two financial institutions).

The following table presents the composition of cash and cash equivalents:

	2010	2009	2008
	$	$	$

Cash a)	28,470	10,253	7,722
Cash equivalents
Term deposits, 1.05% to 1.20% (0.90% in 2009), maturing in January, February and March 2011	11,560	10,886	-
Discount notes, 1.55% to 2.48%	-	-	16,487
Banker’s acceptances, 3.10%	-	-	1,812

	40,030	21,139	26,021

a)

In 2010, 73% of cash is invested with effective rates varying from 1.20% to 1.50%, and 22% at effective rates varying from 0.50% to 0.75%. (In 2009, 49% of cash was invested with effective rates varying from 0.75% to 0.95%).

The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance. The credit risk and its management are the same as those of the previous years.

Richmont Mines Inc. | 2010 Annual Report	70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

e)	Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Company has the necessary funds to meet its obligations.

Accounts payable and accrued charges are due in the next financial year.

19.	Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

2010	Quebec $	Ontario $	Exploration, corporate and others $	Total $

Revenue	31,820	58,543	418	90,781
Mine operating costs and others	22,135	36,867	4,359	63,361
Exploration and project evaluation	2,699	4,561	(43)	7,217
Depreciation, depletion and write-off	1,620	6,190	308	8,118
Loss (gain) on disposal of long term assets	-	7	(496)	(489)

Earnings (loss) before other items	5,366	10,918	(3,710)	12,574

Acquisition of property, plant and equipment	11,698	4,650	426	16,774

Current assets	4,295	7,260	44,261	55,816
Deposits restricted	106	184	-	290
Property, plant and equipment	19,078	40,318	2,144	61,540

Total assets	23,479	47,762	46,405	117,646

2009	Quebec $	Ontario $	Exploration, corporate and others $	Total $

Revenue	28,764	42,938	182	71,884
Mine operating costs and others	21,824	32,739	3,380	57,943
Exploration and project evaluation	4,626	3,136	(696)	7,066
Depreciation and depletion	1,454	4,034	208	5,696
Loss (gain) on disposal of long term assets	2	12	(608)	(594)

Earnings (loss) before other items	858	3,017	(2,102)	1,773

Acquisition of property, plant and equipment	3,358	4,318	336	8,012

Current assets	8,606	6,517	18,178	33,301
Deposits restricted	106	-	-	106
Property, plant and equipment	8,299	41,475	2,049	51,823

Total assets	17,011	47,992	20,227	85,230

Richmont Mines Inc. | 2010 Annual Report	71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

2008	Quebec $	Ontario $	Exploration, corporate and others $	Total $

Revenue	33,452	35,183	1,956	70,591
Mine operating costs and others	20,327	26,771	3,123	50,221
Exploration and project evaluation	2,821	2,293	5,433	10,547
Depreciation and depletion	1,589	3,794	304	5,687
Loss (gain) on disposal of long term assets	8	23	(2)	29

Earnings (loss) before other items	8,707	2,302	(6,902)	4,107

Acquisition of property, plant and equipment	576	3,079	1,538	5,193

Current assets	10,260	4,067	20,515	34,842
Property, plant and equipment	5,137	40,644	2,258	48,039

Total assets	15,397	44,711	22,773	82,881

In 2010, 71% of precious metals have been sold through US brokers (92% in 2009 and 41% in 2008).

Richmont Mines Inc. | 2010 Annual Report	72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

20.	Effect of applying United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Had these consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (US GAAP), the effect on net earnings, property, plant and equipment, accumulated other comprehensive income, shareholders’ equity and on consolidated statements of cash flow would have been as follows:

	2010 $	2009 $	2008 $

Net earnings attributable to Richmont Mines shareholders, reported under Canadian GAAP	9,011	336	1,635

Add (deduct):
Difference in accounting related to investments a)	94	(4)	(1)
Difference in accounting related to stock-based compensation b)	80	48	58
Exploration and development costs related to mining properties c)	(8,163)	(902)	393
Depreciation and depletion d)	2,281	2,101	2,712
Non-controlling interests e)	-	-	(1,221)

Net earnings reported under US GAAP	3,303	1,579	3,576

Net earnings per share reported under US GAAP
Basic and diluted	0.11	0.06	0.15

Property, plant and equipment reported under Canadian GAAP	61,540	51,823	48,039
Exploration and development costs related to mining properties c)	(39,931)	(31,768)	(30,865)
Company acquisition	9,645	9,645	9,645
Cumulative depreciation and depletion d)	5,662	3,381	1,280

Property, plant and equipment reported under US GAAP	36,916	33,081	28,099

Accumulated other comprehensive income under Canadian GAAP	817	(44)	(236)
Difference in accounting related to investments a)	-	94	90

Accumulated other comprehensive income under US GAAP	817	50	(146)

Shareholders’ equity reported under Canadian GAAP	96,851	69,961	69,042
Difference in accounting related to exploration costs c)	(39,931)	(31,768)	(30,865)
Depreciation and depletion d)	5,662	3,381	1,280
Difference in accounting related to share of non-controlling interests e)	9,645	9,645	9,645
Difference in accounting related to investments a)	-	94	90

Shareholders’ equity reported under US GAAP	72,227	51,313	49,192

Richmont Mines Inc. | 2010 Annual Report	73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

	2010 $	2009 $	2008 $

Cash flow from operating activities under Canadian GAAP	18,499	2,967	12,117
Exploration and development costs related to mining properties c)	(8,163)	(902)	393

Cash flow from operating activities under US GAAP	10,336	2,065	12,510

Cash flow used in investing activities under Canadian GAAP	(16,249)	(7,794)	(10,647)
Exploration and development costs related to mining properties c)	8,163	902	(393)

Cash flow used in investing activities under US GAAP	(8,086)	(6,892)	(11,040)

a)

Shares of publicly-traded companies acquired before December 31, 2006 were classified as held-for-trading and were recorded at fair value and changes in value were accounted for in earnings under SFAS-115. Following the adoption of Section 3855 of the CICA Handbook, on January 1, 2007, the Company classified the shares of publicly-traded companies acquired in 2007 and 2008 as available-for-sale. These investments must be recorded at fair value and changes to their value must be included in other comprehensive income.

b)	Under US GAAP, the cost of stock based compensation must take into account a factor for employee turnover, related to employees having received such stock options, and reduce the cost accordingly.

c)

Under Canadian GAAP, exploration and development costs incurred, subsequent to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are capitalized to property, plant and equipment. Under United States Securities and Exchange Commission (“SEC”) guidelines, all costs incurred before a commercially mineable deposit is established, generally by completing a bankable feasibility study, must be charged to earnings as incurred.

d)

Depreciation calculated under US GAAP is different than the amount calculated under Canadian GAAP as buildings and equipment relating to mining properties, which commercial viability has yet to be determined, are depreciated using the straight-line method based on their anticipated useful life. Under Canadian GAAP, this expense is capitalized. Following the start of commercial production, capitalized development costs are depreciated according to the units-of-production method, using Proven and Probable Reserves.

e)	Amounts represent the impact on the share of a minority interest to the adjustments described in c) and d) related to expenses attributable to the Island Gold project.

New Accounting Pronouncement

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FAS 141 and SFAS no. 160, “Non-controlling Interest in Consolidated Financial Statements”, an amendment of ARB No. 51 (“FAS 160”). FAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The adoption of these SFAS had no material impact on the consolidated financial statements of the Company.

Richmont Mines Inc. | 2010 Annual Report	74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” which identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. SFAS No. 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of SFAS No. 162 had no material impact on the consolidated financial statements of the Company.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS No. 161”),” to enhance the current disclosure framework in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities, as amended.” SFAS No. 161 amends and expands the disclosures required by SFAS No. 133 so that they provide an enhanced understanding of i) how and why an entity uses derivative instruments, ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and iii) how derivative instruments affect an entity’s financial position, financial performance, and cash flows. The adoption of SFAS No. 161 had no material impact on the consolidated financial statements of the Company.

In June 2009, the FASB issued SFAS No. 165 “Subsequent Events” which establishes standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of SFAS No. 165 had no material impact on the consolidated financial statements of the Company.

In June 2009, the FASB issued ASU 2009-01, “Amendments based on Statement of Financial Accounting Standards No. 168”—The FASB Accounting Standards Codification™ and “the Hierarchy of Generally Accepted Accounting Principles”, to codify in ASC 105, “Generally Accepted Accounting Principles”, FASB Statement 168, The FASB Accounting Standards Codification™ and” the Hierarchy of Generally Accepted Accounting Principles”, which was issued to establish the Codification as the sole source of authoritative U.S. GAAP recognized by the FASB, excluding SEC guidance, to be applied by nongovernmental entities. The guidance in ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and does not modify existing U.S. GAAP.

In August 2009, the FASB amended guidance in “FASB Accounting Standards CodificationTM ” (ASC) 820, “Fair Value Measurements and Disclosures”, to clarify how entities should estimate the fair value of liabilities. The amendments provide clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following valuation techniques: (1) a valuation technique that uses (a) the quoted price of the identical liability when traded as an asset or (b) quoted prices for similar liabilities or similar liabilities when traded as assets and / or (2) another valuation technique that is consistent with fair value principles such as an income or market approach. The amendments also clarify that when estimating the fair value of a liability, a reporting entity is not required to consider the existence of transfer restrictions on that liability. The adoption had no material impact on the consolidated financial statements of the Company.

In January 2010, the FASB updated guidance in “FASB Accounting Standards CodificationTM ” (ASC) 820, “Fair Value Measurements and Disclosures”, to require additional disclosures related to possible transfers between level 1 and level 2 and more disclosures about the valuation techniques made for elements of level 3. The adoption had no material impact on the consolidated financial statements of the Company.

21.	Comparative figures

Certain comparative figures provided for fiscal years 2009 and 2008 have been reclassified to conform with the presentation adopted for the fiscal year ended December 31, 2010.

Richmont Mines Inc. | 2010 Annual Report	75

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS	OFFICERS	QUEBEC DIVISION
H. Greg Chamandy	Martin Rivard	FRANCOEUR MINE	CAMFLO MILL
President Executive Chairman	President and Chief
	Executive Officer	Denis Flamand	Richard Nolet
Denis Arcand (1)		Francoeur Mine and	Superintendent
Vice Chairman	Christian Pichette, Eng., M.Sc.	Camflo Mill Manager
	Vice President, Operations		Gérald Lavoie
Martin Rivard (4)		Marcel St-Pierre	Production Superintendent
Director	Nicole Veilleux, CA	Mine Coordinator, Projects
	Financial Director		ONTARIO DIVISION
Michael Pesner, CA (1)		Martin Perron, Eng.
Director	Sandra Cauchon, Lawyer	Technical Services	ISLAND GOLD MINE
	Assistant Corporate Secretary	Superintendent
Elaine Ellingham, P.Geo., M.Sc. (2)(4)			Jean Bastien, Eng., MBA
Director	CORPORATE STAFF	Kelly-Ann Turcotte	Manager
Chief Accountant
Raynald Vézina, P. Eng. (1)(2)	Daniel Adam, P.Geo., Ph.D.		Tomy Rioux, CA
Director	Exploration Manager	BEAUFOR MINE	Chief Accountant

Réjean Houle (3)(4)	Denis Bellemare, Eng.	François Chabot, Eng.	Michel Plasse, P.Geo.
Director	Chief Engineer, Projects	Manager	Chief Geologist

Sam Minzberg, LL.B., B.C.L. (3)	Maxime Grondin, CIRC	Luc Dorofté	Daniel Vachon, Eng.
Director	Manager of Human Resources,	Mine Superintendent	Senior Mine Engineer

Jean-Pierre Ouellet, LL.L, B.C.L. (2)(3)	Jennifer Aitken, MBA	Karine Bisson	Sylvie Belisle
Director	Investor Relations	Chief Accountant	Human Resources

CORPORATE SECRETARY		Jessy Thelland, P.Geo.	Christian Béland
		Senior Geologist	Underground Superintendent
Sidney Horn, MBA, B.C.L., LL.B
		Mario Blanchette, Eng.	Éric Blais
		Chief Engineer	Mine Captain
(1)	Member of the Audit Committee; (2) Member of the Corporate Governance and Ethics Committee;
(3)	Member of the of the Human Resources and Compensation Committee; (4) Member of the Environmental, Health and Safety Committee

GENERAL INFORMATION

Richmont Mines Inc.		Montreal Office		Transfer Agent		Co-Transfer Agent and
161 avenue Principale		1501 McGill College Avenue		and Registrar		Co-Registrar in
Rouyn-Noranda, Quebec		Suite 2930, Montreal, Quebec		Computershare Trust		the United States
J9X 4P6 CANADA		H3A 3M8 CANADA		Company of Canada Inc.		Computershare Trust
Phone:	819 797-2465	Phone:	514 397-1410	1500 University Street		Company Inc.
Fax:	819 797-0166	Fax:	514 397-8620	Suite 700		Computershare USA
Montreal, Quebec
Internet		Jennifer Aitken		H3A 3S8 CANADA
www.richmont-mines.com		Investor Relations		Phone:	514 982-7888	Auditors
		Phone:	514 397-1410	Fax:	514 982-7580	Raymond Chabot Grant
Stock Exchange Listings (RIC)		jaitken@richmont-mines.com				Thornton LLP
Toronto Stock Exchange (TSX)
New York Stock Exchange Amex (NYSE Amex)
Annual Meeting of Shareholders				Un exemplaire français du présent rapport annuel est
The Annual General Meeting of Shareholders				disponible sur demande :
will be held on Friday, May 13, 2010, at 9:00 am				1501, avenue McGill College, bureau 2930
at Mount Stephen Club				Montréal (Québec)
Salon Elizabeth				H3A 3M8 CANADA
1440, Drummond Street				Téléphone: 514 397-1410
Montreal, Quebec H3G 1V9				Télécopieur: 514 397-8620

Richmont Mines Inc. | 2010 Annual Report	76